02028966

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Co "Dniproenergo"

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 5 2002
THOMSON FINANCIAL

FILE NO. 82- 4844 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 5/1/02

File No. 82-4844

Attachment 1

Report is hereby approved by:

	[seal]	
Chairman of the Management	[signature]	Serhiy Andriyovich Popov
(title)	(signature)	(full name)

Date 18 April 2001

Contact person regarding issues related to the report:

Title, department	Economist, Securities Department
Full name	Kovalyova Tetyana Grygoryvna
Interrregional code, telephone, fax	(0612) 58-23-23 58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua

AR/S
12-31-01

Report of the Open Joint Stock Company (enterprise issuing bonds)

Prepared on	01 January 2001
	/date/
Issuer's full name	Open Joint Stock Company "Dniproenergo"

Report is accepted by: [signature] N.I.Shevchenko
(signature) (full name of an officier of SCSCM)

Date of the previous report approval		Report approval date	23 April 2001
Registration number of the previous report		Registration number	8-/62/108
Control amount of the report	694,899,901	Notes	

Information on financial and business activities to be published by the issuer in printed mass media

Name of the issuer	Open Joint Stock Company "Dniproenergo"
EDRPOU code	00130872
No. of state registration certificate	No. 9102-ЗП
Date of issuance of state registration certificate	08.04.1998
Location (mail address) of the issuer	2 Plotinna St., 69096, Zaporizhzhia
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gc.dnepr.energy.gov.ua
Basic types of activities (code)	(description)
11110	Thermal power generating stations
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
90215	Heat supply
14913	Repairing of meters
Number of shareholders	9841
Number of issuer's employees as at the end of the reported period	10240
Charter capital (thousand UAH)	98100.00
Nominal value of a common share (UAH)	25.00
Number of common shares	3923998
Portion of common shares in the charter capital (%)	100
Number of preferred shares	0.0
Portion of preferred shares in the charter capital (%)	0.0
Total value of outstanding bonds according to their nominal value (thousand UAH)	0.0
Date of the last shareholders' meeting (for OJSC)	27 March 2001
Address at which issuer's annual report is available	2 Plotinna St., 69096, Zaporizhzhia
Date of the first payment of dividends (if any)	
Deadline for dividend payment	
Date of the first payment of interest on bonds	
Deadline for payment of interest on bonds	
Bond maturity date	

Legal entities serving the issuer	Name	Location	Number of license (permit)
Registrar of the issuer	OJSC Financial company "Ukrnaftogas"	02090, Kiyv, Prazska St.,5	160-P
Securities custodian			
Depositary of the issuer			
Securities traders with whom securities distribution agreement are concluded			
Legal entities authorized by the issuer to sell (purchase) its securuties			
Legal entities authorized by the issuer to pay income on its securities			
Auditors (auditing firms) providing auditing services to the issuer	LLC Auditing firm "Auditservice - LVF"	69095, Zaporizhzhia, 117a Lenin Avenue	A №000388

Main indicators of financial and business activities		
Indicator	***Year***	
	Reported	***Previous***
Net income (proceeds) from the sale of products (goods, works, services) (thousand, UAH)	1,770,592.0	2,186,069.0
Cost of sales (goods, works, services) (thousand, UAH)	1,562,625.0	1,745,243.0
Net profits (losses) (thousand, UAH)	54,960.0	-1,243,181.0
Fixed assets (thousand, UAH)	760,330.0	786,021.0
Working assets (thousand, UAH)	3,165,314.0	2,528,168.0
Long-term liabilities (thousand, UAH)	149,979.0	121,447.0
Current liabilities (thousand, UAH)	3,064,390.0	2,422,771.0
Percentage of net profits directed for the payment of dividends on preferred shares (thousand, UAH)	0.0	0.0
Annual number of common shares	3,923,998.0	3,923,998.0
Net profit per one common share (UAH)	14.00612	0.0
Dividends accrued on one common share (UAH)	7.00000	28.24000
Aggregate amount of funds spent by the issuer to redeem shares during a year (thousand, UAH)	0	0
Number of shares redeemed by the issuer during a year (thousand, UAH)	0.0	0.0
Aggregate amount of funds spent by the issuer to redeem bonds during a year (thousand, UAH)	0.0	0.0
Sum of the paid interest on bonds (thousand, UAH)	0.0	0.0
Number of bonds redeemed by the issuer during a year	0	0

In accordance with the decision made at the general meeting on 28 March 2000, approved net profit for the 1999 is 221,668,000 UAH on the base of accountant report, carried out with considering of old requirements. 50% of net profit were earmarked on dividends - 110,834,000 UAH. Net profit per one common share is 56,49 UAH. Dividends accrued per one common share - 28,24 UAH. Therefore, financial result for 1999, recounted on the base of New Standards of Accounting with consideration of doubtful debts showed losses 1,243,181,000 UAH.

BASIC DATA ON THE ISSURE

Identification requisites, location and communication means of the issuer

Full name	The Open Joint Stock Company "Dniproenergo"
Abbreviated name	OJSC "Dniproenergo"
Organisational and legal status	OPEN JOINT STOCK COMPANY
EDRPOU code	00130872
Territory code (COATUU)	06024
Territory (oblast)	Zaporizka Oblast
District	Leninsky
Post code	69096
Inhabited city	Zaporizhzhia
Street, number	2 Plotynna Street
Interregional code and telephone	(0612) 58-23-23
Fax	58-23-55
E-mail	ocb@gcr.idnepr.ehergy.gov.ua
WWW-address	

Information on the state registration of the issuer

Number of the certificate	9102-ЗП
Issue date	08 April 1998
Certificate issue body	Leninsky District Council of the city of Zaporizhzhia
Registered Charter Fund (UAH)	98,099,950.00

Banking institutions serving the issuer

Name of the bank (its branch) where the issuer has its principal current account	"Prominvestbank of Ukraine" Zaporizhia branch the City of Zaporizhia
Bank MFO	313355
Name of the bank (its branch) where the issuer has its currency account	"Prominvestbank of Ukraine" Zaporizhia branch the City of Zaporizhia
Bank MFO	313355

Basic types of activities

ZKGNG Code	Activities
11110	Thermal power generating station
61110	General type building organizations
71130	Wholesale trade of private organizations, except for consumer cooperation
61134	Comissioning and engineering organizations
90215	Heat supply
14913	Repairing of meters

Information regarding permits (licenses) obtained for separate types of activities

Type of activity	Permit No.	Permit issue date	State authority which issued permit	Permit expiration date
Generation of electric energy	0116 BP	24.06.98	NERC of Ukraine	
Supply of electric energy under unregulated tariff	0507 ПС	24.06.98	NERC of Ukraine	
Usage of radio-frequencies for the organisation of radio-relay communication	001960 PA	06.07.2000	The State Communications Commitee of Ukraine	06.07.2005
Training activities	080010 ППРК1-П	08.12.1998	The Ministry of Education of Ukraine	08.12.2001
Carrying out activities in the area of communications	001929 ВД	18.01.1999	The State Communications Committee of Ukraine	18.01.2009
Carrying out production activities with the use of precious metals	3001	03.06.1999	The Ministry of Finance of Ukraine	03.06.2002
Provision of fire services and performance of fire works	002879	16.12.1999	Fire-prevention State Administration	16.12.2002
Usage of radio-frequencies	001621 PA	29.02.2000	The State Communications Committee of Ukraine	28.02.2005
Performance of special types of activities in the area of consructuring and building	01147 ЗП	31.10.2000	Architecture and City Planning Department of Zaporizhzhia Regional State Administration	31.10.2005
Carrying out enterpreneurial activities in the area of supply of natural gas under unregulated tariff	696 ПГ	26.01.2001	NERC of Ukraine	26.01.2004
Carrying out activities in the area of communications	0012196 ВД	15.09.1999	The State Communications Committee of Ukraine	15.09.2004

Information regarding participation of the issuer in any association of enterprises

Name	Location (mail adress)
Association:	
n/a	
Corporations:	
n/f	
Consortiums:	
Concerns:	
Other associations by industrial, territorial or oter principles:	

Information on holders of registered securities of the issuer

Number of shareholders (founders) - legal entities	97
Percentage of shares held by legal entities of their total number (percent)	94.35
Number of shareholders (founders) - individuals	9,744
Percentage of shares held by individuals in their total number (percent)	5.65
Number of requested forms of securities certificates	35,500
Including: - share certificates	35,500
- bond certificates	0
Number of issued forms of securities certificates	33,550
Including:	
- share certificates	33,550
- bond certificates	

Information on the number of employees and their remuneration

Indicators	Actually for the period
Average number of staff employees (persons)	10,240
Average number of freelancers and part-timers (persons)	72
Number of employees working under terms of shorter hours (days, weeks) (persons)	4,459
Labor remuneration fund (thousand, UAH)	45,919.1

Information on the issuer's office

Nos.	Title	Full Name	Year of birth	Education	Length of managerial experience (years)	Name of enterprise and previous title therein
1	Chairman of the Management	Popov Serhiy Andriyovych	1953	higher	16	Director of Zaporizhya TPP
2	Member of the Management	Bondarenko Volodymyr Petrovych	1942	higher	25	OJSC "Dniproenergo", Chairman of the Management
3	Member of the Management	Tantsiura Borys Yukhymovych	1943	higher	15	OJSC "Dniproenergo", Deputy Chairman of the Management
4	Member of the Management	Zuyev Leonid Artemyevych	1948	higher	7	OJSC "Dniproenergo", Technical Director
5	Member of the Management	Bochkarev Yuriy Heorhiyovich	1938	higher	28	Financial Industrial Group "Atika", Counsel of President
6	Member of the Management	Bochkarev Hennadiy Kostyantynovych	1942	higher	25	OJSC "Dniproenergo", Acting Director for Economics and Marketing
7	Member of the Management	Chebotar Valeriy Mykhailovych	1939	higher	28	Director of Kryvy Rih TPP
8	Member of the Management	Kovpak Andriy Ivanovych	1934	higher	24	Director of Pridnyprovskaya TPP
9	Head of the Supervisory Council, representative of SPFU	Stryhunenko Yuriy Danylovych	1937	higher	34	Ministry of Power , Head of Department
10	Member of the Supervisory Council, Representative of SPFU	Akinshyna Natalia Dmytrivna	1948	higher	1	Ministry of Power, Deputy Head of the Department of Forms of Property and Control for Efficient Use of the State Property
11	Member of the Supervisory Council	Borisenko Volodymyr Yakovych	1946	higher	7	Company "Alfa-Capital",Vice-President
12	Member of the Supervisory Council, Representative	Kurinniy Evhen Ivanovych	1957	higher	5	SPFU, Head of the Department of Financial and Economic Analysis

	of SPFU					
13	Member of the Supervisory Council, Representative of SPFU	Lysenko Hryhoriy Ivanovych	1950	higher	15	Ministry of Power, Head of the Department of Forms of Property and Control for Efficient Use of the State Property
14	Member of the Supervisory Council, Representative of SPFU	Dvornikov Anatoliy Mykolayovich	1941	higher	32	Deputy Head of Dniepropetrovsk Regional State Administration
15	Head of the Audit Comission	Matysko Tetiana Mykolayivna	1950	higher	10	OJSC "Dniproenergo", Head of the Audit Comission
16	Chief Accountant	Huschyn Anatoliy Michaylovych	1948	higher	14	Kryvy Rih TPP, Chief Accountant
	Notes:					

At the meeting of the Supervisory Council held 17 August 2000, Mr. V.P. Bondarenko was relieved from the performance of the duties of the Chairman of the Management under his own will. Mr. V.P.Bondarenko remained the Member of the Management. Mr. S.A.Popov was elected as the Chairman of the Management.

Information on persons holding 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Location	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preffered	preferred, on bearer
Fund of the State Property of Ukraine Zaporizhia territory department	00032945	18/9 Kutuzov St., Kyiv 01133	20.06.97	2983718	76.04	2983718	0	0	0
LLC "Alfa Capital"-nominal holder	23512955	48a Khreschatyk St., Kyiv 01001	24.03.99	337357	8.60	337357	0	0	0
Full name of an individual			Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
						common registered	common, on bearer	preffered	preferred, on bearer
				0	0.00	0	0	0	0
Total:				3321075	84.64	3321075	0	0	0

Information on shares held by the officials of the issuer

Title	Full name of an official	Date of entry to the register	Number of shares	Of the total number of shares (%)	By class of shares			
					common registered	common, on bearer	preferred	preferred, on bearer
Chairman of the Mnagement	Popov Serhiy Andriyovich.	11.07.97	259	0.01	259	0	0	0
Member of the Management	Bondarenko Volodymyr Petrovych	11.07.97	677	0.02	677	0	0	0
Member of the Management	Tantsiura Boris Yukhimovych	11.07.97	239	0.01	239	0	0	0
Member of the Management	Zuyev Leonid Artemyevych	11.07.97	200	0.01	200	0	0	0
Member of the Management	BochkarevYuriy Heorhiyovich	11.07.97	249	0.01	249	0	0	0
Member of the Management	Bochkarev Hennadiy Kostyantynovych.	11.07.97	1069	0.03	1069	0	0	0
Member of the Management	Chebotar Valeriy Mykhailovych	11.07.97	259	0.01	259	0	0	0
Member of the Management	Kovpak Andriy Ivanovych	11.07.97	377	0.01	377	0	0	0
Head of the Supervisory Counsil	StryhunenkoYuriy Davidovych	11.07.97	300	0.01	300	0	0	0
Head of the Audit Comission	Matysko Tetiana Mykolayivna	11.07.97	1307	0.03	1307	0	0	0
Chief Accountant	Hushyn Anatoliy Michailovych	11.07.97	227	0.01	227	0	0	0
		Total:	**5163**	**0.16**	**5163**	**0**	**0**	**0**

Information of the last publication of the issuer's report

Name of printed media	"Ukraynska Investyciyna Gazeta"
Subscription index	33782
Circulation	15000
Date of publication	19 September 2000

Information of the last general shareholders' meeting (for OJSC)

Type of general meeting	Regular	Extraordinary
	X	
Place of meeting	16 Vinter Street, Zaporizhya	
Date of meeting	27 March 2001	
Quorum at the meeting (%)	77.60	
Agenda	1. Approval of the report of the Board on the fulfillment of plans and principal directions of development by the Company in 2000. 2. Approval of the report and conclusions of the Audit Comission in 2000. 3. Approval of the report of the Supervisory Council. Continued in Notes.	

Continued agenda of the general meeting held on 27.03.2001:

4. Approval of annual results of the Company's activities and its balance sheet for 2000.
5. Approval on financial-economic plans for 2001.
6. Approval of profit distribution for 2001.
7. On dividend payment for 2000.
8. On Company's structure change.
9. On introduction of amendments and additions to the Charter of the Company.
10. On the order of the Board's report on the results of the financial-economic activity to State Privatisation body (a body of an executive power authorised to regulate state corporate rights of stock company).
11. On the joint company foundation.

On 28 March 2000 the general shareholders meeting of the OJSC "Dniproenergo" was held with the following agenda:

1. Approval of the report of the Management on the fulfillment of plans and principal directions of development by the Company in 1999.
2. Report of the Chief Accountant.
3. Approval of the report and conclusions of the Audit Commission in 1999.
4. Approval of the report of the Supervisory Council.
5. Approval of annual results of the Company's activities and its balance sheet.
6. Approval on financial-economic plans for 2000.
7. Approval of profit distribution for 1999.
8. On dividend payment for 1999.
9. On introduction of amendments and additions to the Charter of the Company.
10. On remuneration of members of the Supervisory Council.
11. Approval of the amount of the annual bonus for the officials of the management bodies.
12. Election of the Supervisory Council pursuant to the requirements of the Charter.
13. On withdrawal of the Company from the sector and other external reserve-investment funds.
14. Introduction of amendments to the Charter and inner documentation of the Company in connection with the item12 of the agenda.

Upon the initiative of the Ministry of Power of Ukraine, an extraordinary shareholders' meeting was held on 21December 2000 with the following agenda:

1. Report of the Management on the results of the financial-economic activity of the Company for 9 months of 2000 year.
2. Report of the Chairman of the Supervisory Council on the performance for the reported period.

3. Report of the Audit Commission on the results of the financial-economic activity of the Company for 9 months of 2000 year.
4. Election of the Supervisory Council.
5. Election of the Audit Commission.
6. Introduction of amendments and additions to the Charter of the Company.
7. Amendments to internal regulations.
8. On participation in the activity of the power generating companies Association "Branch reserved-investment fund of power industry development".
9. Approval of concluded credit agreements and contracts of loan.

Information on dividends

Date of closing register for dividend payment (if any)	20 April 2001
Commencement date for dividend payment	
Termination date of dividend payment	

Information on substantial facts happend during a year

Notice registration date	Summary
31 March 2000	On the general meeting 0f the OJSC "Dniproenergo" on 28.03.200, the Supervisory Counsil is elected in new strength
21 August 2000	Changes are admitted in the personnel strength of the officials of the issuer by the Supervisory Counsil of the OJSC "Dniproenergo"on 17.08.2000
13 October 2000	Brining notice of claim against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"
27 October 2000	Brining notice of claim against the issuer for the amount exceeding 10% of the charter capital or the amount of the fixed assets and working capital of the OJSC "Dniproenergo"

Additions to the substantial facts as of 31 March 2000: the Supervisory Counsil is elected in such strenth: 1. Stryhunenko Y.D. - Ministry of Power of Ukraine representative
2. Kurinniy E.I. - SPFU representative
3. Representative of Zaporizhzhia District State Administration.
4. Represantative of Dnipropetrovsky District State Administration.
5. Akinshina N.D. - Ministry of Power of Ukraine represantative.
6. Lysenko G.I. - Ministry of Power of Ukraine representative.
7. Borisenko V.A. - representative of the Company "Alfa-Capital"

Additions to the substantial facts as of 21 August 2000: At the meeting of the Supervisory Council on 17 August 2000 Mr. V.P.Bondarenko was releived from the performance of the duties of the Chairman of the Management under his own will. Mr. S.A. Popov was elected as the Chairman of the Management. Officials of the OJSC "Dniproenergo" have no outstanding convictions for covetous or office-related crimes.

Information regarding the registrar

Name	Open Joint Stock Financial Company "Ukrnaftogaz"
Organizational and legal form	Open Joint Stock Company
EDRPOU code	24101605
Code of the area (KOATUU)	30266
Territory (oblast)	Kyivska
District	
Zip code	02090
Inhabited locality	the City of Kyiv
Street, building	5 Praz'ka St.
Interregional code and telephone	(044) 551-95-40
Fax	551-95-41
E-mail	reestr@naftogas.com.ua
WWW-address	WWW.naftogas.com.ua
Number of license (permit)	160-P
Date of issuance of the license (permit)	31 October 1996
Goverment authority that issued the license	The State Commission for Securities and Stock Market of Ukraine

At the general shareholder's meeting of the OJSC "Dniproenergo" held on 30 November 1999, it was decided to transfer the right to maintain the register of securities of the OJSC "Dniproenergo" to the registrar: OJSC "Financial Company "Ukrnaftogaz". Agrement No. 80-DPO / 35, dated 11 February 2000.

Information on Auditors (auditing firms) providing audit services to the issuer

Name	"Auditservis-LVF"
Organizational and legal form	Limited Liability Company
EDRPOU code	23850988
Code of the area (KOATUU)	
Area	Zaporizka Oblast
District	Zhovtnevy
Zip code	69095
Inhabited locality	the City of Zaporizhia
Street, building	117-A Lenin Avenue
Interregional code and telephone	(0612) 63-01-97
Fax	63-01-97
E-mail, teletype,telex	
WWW-address	
Number of license	001253
Date of issuance of the license (permit)	10 December 1999
Goverment authority that issued the lisence	The Audit Chamber of Ukraine

BUSINESS DESCRIPTION
(text part)

Company's background

The Open Joint Stock Company "Dniproenergo" (the "Dniproenergo") is the leading power generating company in Ukraine. The main business of the company is the production of electric and thermal power. Dniproenergo was established in 1995 as a result of Ukrainian energy sector restructuring. The State represnted by the Ministry of Power and Electricity of Ukraine was the founder of Dniproenergo. The Company includes three thermal power plants: Kryvorizka TPP, Prydineprovska TPP and Zaporizka TPP having together 25 generating units with an aggregate installed generating capacity of 8,160 MW or 26.1% of the total installed generating capacity in Ukraine. Power plants are located in two industrial regions of Ukraine: Zaporizka and Dnipropetrovska oblast, where such energy intensive sectors as machinery building, metallurgy, mining are developed that ensures the sales of the generated eletric power.

The charter fund of the Company is 98.1 million UAH. It is divided into 3,923,998 common registered shares with the nominal value of 25 UAH each. Shares of Dniproenergo are included in the listing of the First Stock Trading System of Ukraine (FSTS) from 1997.

In 1999 the Company completed the program of issuance of American depository receipts (ADR) of the 1st level. Beginning from 1998 the electronic information system SAP-R3 started to work in the Company that allows to made management decisions on the basis of true and prompt information.

Information on organizational structure of the issure

OJSC "Dniproenergo" includes:

1. Kryvorizka TPP (installed capacity - 2820 MW) and Zelenodolskiy social house-hold service center (SHSC), located on the territory of Dnipropetrovskay oblast in 20 kilometers to the West from district center the city of Apostolovo and from 2 kilometers of the city of Zelenodolsk.
2. Zaporizka TPP (installed capacity - 3600 MW) and Energodar SHSC, located on the territory of Zaporizka oblast in 140 kilometers to the South from the oblastnoy the city of Zaporizhia and 3 kilometers from the city of Energodar.
3. Pridneprovska TPP (installed capacity - 1740 MW) and Pridneprovskiy SHSC, located on the territory of Dniproretrovska oblast and the city of Dnipropetrovsk.

In order to separate production activity from non-production activity, three social house-hold service centers (Energodarsky, Pridneprovsky, Zelenodolsky) were established on the basis of subdivisions of non-production activities of thermal power plants.
OJSC "Dniproenergo" includes following subdivisions for providing of technical maintaining: "Dniproenergoremont" (performs repairs works on thermal, mechanical and electrotechnical equipment), "Dniproenergospetsremont" (reconstruction of buildings and structures), "Dniproenergotrans" (transportation services), "Dniproenergonaladka" (servicing of meters, communications lines), "Dniproenergopostach" (purchase and supply of materials), "Militarized Security".

Description of accounting policy

Dniproenergo keeps its accounting in accordance with the requirements of applicable Ukrainian legislation and accounting regulations.

Depreciation is calculated as follows: wear and tear of the fixed assets was charged with the use of standards annual norms of depretiation charges pursuant to applicable legislation. In 2000 the enterprise uses norms and methods of depretiation pursuant to the item 8 of the Law of Ukraine "On the Tax Income of the Enterprise", dated 22 April 1997, No. 283/VR. To the depretiation norms reduction rate of 0,8 was implemented in compliance with the item 8.

Depreciation norm for intangible assets was determined in accordance with the liner method pursuant to the Accounting Standards.

Method of evaluation of inventories: aquired production inventories were reflected in the accounting by their initial cost.
Raw materials, fixed and auxilary materials, purchased semifinished products, spare parts, other material recources are reflected in the accounting and reporting by their actual cost. Finished products are reflected in accounting by their actual production cost.
Method of evaluation of financial investments: accounting and evaluation of financial investments carried out pursuant to the method of shared participation in the capital.

Information on main types of goods and services produced by their issuer

The main activity of the Company is the generation of electric and thermal power. In connection with law level of payments for the supplied electricity, Dniproenergo projects the decrease of the electricity production in 2001-2004 and plans to generate 13,0 billion kWh in 2001. It is projected that in 2001-2004 heat power will be supplied on the level estimated for 2000, i.e. 919 thousand gCal. Generation of electric and heat power depends on the season. In the first and fourth quaters the generation of electric power is higher by 35% than in second and third quaters. Season fluctations of heat supplies is on the level of 370%.

Information on main sale markets and main customers

All electric power generated by the electric plants of Dniproenergo is sold through the Wholesale market of electric power of Ukraine in accordance with the terms and conditions of its operation. The main customer is the National Power Company "Energorynok".

Information on pecularities of the development of the sector in which the issuer operates

Electric power sector of Ukraine is the backbone sector, complicated technological complex that ensure the production, distribution and supply of electric and heat power in order to satisfy needs of production sector and population. At present, this sector is characterized by the following features. Financial area: imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in permanent shortage of working capital, increase of receivables and payables before the budget of all companies. Production area: possibility of electricity consumption without its in-time payment leads to the existence of insolvent demand, together reduction of production volume, which is the main reason of the electric power shortage; considerable dispersion of the electric power consumption schedule, continuous deficit of capacity during peak hours, insufficient number of

Usage of morally old and obsolete equipment results in low level of reliability and efficiency of production, transition and supply of electric power; existing systems of commercial and technical accounting of electric power are morally and physically old and do not ensure true accounting of the consumed electric power.

Production - technical area: insufficient technical condition of electric power plants, electric and heat networks. 95% of power units of TPPs worked out their rated life, and 53% - their critical life; deficient usage of generating capacities of electric power plants. Operative efficiency of the installed capacity of thermal power plants reduced to 25%; equipment of thermal power plants do not work as designed due to the lack of enough quantity of maneuverable capacities in the United power system of Ukraine, daily stops at night collapses of capacities and subsequent starts accelerate its physical teas and wear; insufficint loading of power generating equipment in comparison with its nominal parameters leads to the excessive consumption of fuel-power resources for the production of electricity, increased expenses for own needs of power plants; burning of grizzle in existing boilers results in decreased reliability and economic efficiency of technological equipment.

Fuel supply: insufficient amount of the working capital was the reason of the imposissibility to purchase fuel and pay for it in time, complete dependency on fuel supplies by the State Reserve; insufficient resource base of the domestic organic fuel; low quality of domestic coal supplied to thermal plants; imperfection of the mechanism of usage of fuel from the State Reserve.

Scientific-technical area: due to the lack of financing sources, it is impossible to introduce new technologies and equipment for burning low-quility fuel, to ensure renovation of generating facilities; neither research, scientific-research nor designing works are planned and performed during last years due to the lack of funds.

State tariff regulation area: political approach to the formation of tariffs; tariffs are fixed without taking into consideration increased fuel value, inflation processes, provision of benefits for the payment for electricity without compensation, bad debts of customers that became bankrupts, losses from stealing electricity, etc.; under condition of permanent electric power deficit the price for the producers decreased. Therefore, for the long period sector was an investor of the Ukrainian industries. Tariffs do not include recources required for the renovation of equipment.

Market relations among members of the Wholesale Electric Power Market of Ukraine: lack of effective legal basis for the operation of the Wholesale Electric Power Market, lack of the influence mechanism on non-payers and legal responaibility to generating companies caused the critically low level of proceeds and financial crisis of power companies; imperfection of the system of accounting movement of settlement-payment documents, insufficient level of its organization, lack of proper information exchange among the participants of settlements are the basis for the failure to perform payment obligations in time.

Information on the competition in the sector, peculiarities on products (services) of the issuer

Electric power generators produce homogeneous products under the same standards for all producers. Main producers of electric power may be divided into three groups: nuclear power plants, thermal power plants, hydropower plants. Output of the electric power in 2000 year: by thermal power plants - 47,7%; by nuclear power plants - 45,6%; by hydropower plants - 6,7% (under data of the State Committee of Stastics of Ukraine). Nuclear power plants have less production cost of electric power, but such electric power is produced on high-inertial units operating practically in the permanent load conditions. In addition, fuel for nuclear power plants is purchased abroad for currency. Hydropower plants produce the cheapest electric power, but hydro-recorces are very limited and all power is used to cover gaps in electric power consumption.

Three generating companies having thermal power plants may be deemed as the competitive environment for the issuer. Under results for 2000 the issuer has the lowest specific weight of conventional fuel per electric power output - 365,3 h/kWh and the lowest consumption for own needs for electric power output - 6,19%.

Information on important issues affecting activities of the issuer.

Activities of Dniproenergo are affected considerably by the following problems: 1) lack of effective legal basis for the operation of Wholesale Electric Power Market, impossibility to influence on non-payers and lack of legal responsibility to generating companies that results in the deficit of working capital or other sources to purchase fuel, equipment, spare parts, carry out repairing works in the required amount, etc. due to the incomplete payment for the sold electric power; 2) absence of the efficient fuel market; 3) political approach to the formation of tariffs.

Information on payment of penalties and compensations for violation of applicable legislation

None.

Policy regarding financial activity

Dniproenergo's activities are financed in accordance with the bank funds budget as approved by the management. Expenses for labor remuneration are financed in the full amount of such expenses. All other expenses are financed within the limits of the projected expenses for a certain article, but not in full due to the lack of funds for current needs and shortage of working capital.
Improvement of liquidity indicators is possible in condition of full and due payments for produced and realized electric power by the company.

Information on the value of executed, but still not performed, agreements

None.

Projects and plans

None.

Other information

None.

INFORMATION ON THE PROPERTY STATUS AND FINANCIAL AND BUSINESS ACTIVITIES OF THE ISSUER

Information on the fixed assets of the issuer (by residual cost)

Description of fixed assets	Own fixed assets (1,000 UAH)		Leased fixed assets (1,000 UAH)		Total fixed assets (1,000 UAH)	
	Period beginning	Period end	Period beginning	Period end	Period beginning	Period end
1. Production facilities:	695,558.0	662,338.0	0.0	0.0	695,558.0	662,338.0
-buildings and structures	477,490.0	468,892.0	0.0	0.0	477,490.0	468,892.0
-machinery and equipment	203,993.0	181,389.0	0.0	0.0	203,993.0	181,389.0
- means of transportation	6,814.0	5,431.0	0.0	0.0	6,814.0	5,431.0
-other	7,261.0	6,626.0	0.0	0.0	7,261.0	6,626.0
2. Non - production facilities	0.0	0.0				
-buildings and structures	0.0	0.0				
-machinery and equipment	0.0	0.0				
-means of transportation	0.0	0.0				
-other	0.0	0.0				
Total:	695,558.0	662,338.0	0.0	0.0	695,558.0	662,338.0
Notes:	Wear and tear of the fixed assets increased on 2% and is as of 61%					

Information on the issuer's liabilities

Type of obligation	Date of occurrence	Amount of outstanding debts (1,000 UAH)	Loan interest (1,000 UAH)	Repayment date
Bank loans	X	179,626.0	X	X
including:				
The World Bank loan	26/11/1997	121,234.0	0.00	15/11/2003
OJSC "State Saving Bank of Ukraine"	31/08/2000	4,940.0	0.00	31/08/2001
OJSC "State Saving Bank of Ukraine"	01/01/2000	25,452.0	0.00	31/07/2001
Zaporizhia central branch "Prominvestbank"	10/11/2000	28,000.0	0.00	29/06/2001
Liabilities under securirties	X	137,556.0	X	X
including:				
under bonds (per each issue):	X	0.0	X	X
under promissory notes (in total)	X	137,523.0	X	X
under financial investments into corporate rights (per each type):	X	33.0	X	X
LLC "Dniprolain"	14/03/2000	6.0	X	31/12/2002
LLC "Dniprovetc"	25/01/1999	27.0	X	16/01/2000
Tax obligations	X	486,923.0	X	X
Financial aid on regress basis	X	32,500.0	X	X
Other liabilities	X	2,377,764.0	X	X
Total liabilities	X	3,214,369.0	X	X

Information on written-off bad debts (for commercial banks)

Description of indebtedness by its nature	Amount (1,000 UAH)
INTERBANK MARKET	0.00
1. Loans and financial leasing, granted guarantees and deposits	0.00
EXTRA-BANK MARKET (2+3+4)	0.00
2. Loans granted to goverment authorities	0.00
3. Loans granted to business entities	0.00
4. Loans granted to individuals	0.00
Total written-off bad debts (1+2+3+4)	0.00

INFORMATION ON SECURITIES OF THE ISSUER

Information on share issues

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Class of shares	Form of issue	Nominal value of a share (UAH)	Number of shares	Aggregate nominal value (UAH)	Persantage in the charter fund
02/12/1998	564/08/1/98	Zaporizhia territorial department of SCSSMU	common registered	documentary	25.00	3,923,998	98,099,950.00	100.00

Information on bonds of the issuer (per each unredeemed bond issue)

1. Interest-bearing bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issuer	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value	Interest rate (%)	Interest Payment Term	Bond Maturity Date
			0.00	0		0.00	0.00		

2. Discount bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Bond Maturity Date
			0.00	0		0.00	

4. Task (passive) bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Name of goods (services) for which the issue was effected	Bond Maturity Date
			0.00	0		0.00		

Information on other securities issued by the issuer (that are subject to registration)

Issue registration date	Type of securities	Amount of the issue	Amount of allocated securities as of the date of report (UAH)	Redemption terms and conditions
		0	0.00	

Shares of the open joint stock company are traded through the First stock trading system of Ukraine beginning from 1997

BUSINESS DESCRIPTION

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, provision of benefits with respect to the payment for power without any compensation.			X	
Financial and economic	Imperfection of applicable legislation allowed during long time to consume electric power without its due and full payment that resulted in permanent shortage of working capital, increase of recievables and payables before the budget of all companies.			X	Changes introduced into the power legislation as for non-payers and restructuring of debts of power generating companies.
Production and technological	Insufficint technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 53% - their critical life.There are no effective fuel market.			X	
Social	Reduction of labor remuneration level.			X	Reduction of salary level may cause labor outflow and decrease labor efficiency.
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.		X		Reconstruction of electrical filters of unit No. 4 of Kryvy Rih TPP and unit No. 11 of Pridniprovska TPP will cause the reduction of ash emissions of the OJSC.

*"X" should be put in respective column

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (invention and licences used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (at current prices) (thousand,UAH)	Net income (proceeds) from the sale for the reported period (thousand, UAH)
Electricity				million kWh	16715.2	1,732,575.3	1,732,148.7
Heat				thousand gCal	919.4	38829.1	37,886.2
Other goods (services)						446.6	557.1
Total:						1,771,851.0	1,770,592.0

Information on raw materials base and main charecteristics of consumers of the issuers products (services) and broken up by regions of Ukraine and external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	coal (Ukraine -97.2%, Russia -2.8%)	100.0	0.00	0.00
	gas (Russia -100%)	0.00	0.00	0.00
	mazut (Ukraine -100%)	0.00	0.00	0.00
	Total:	0.00	0.00	0.00

Appendix
to the Accounting Form (standard)

BALANCE SHEET OF THE COMPANY

As of January 31, 2000

		CODES		
	Date (year, month,day)	2001	1	1
Enterprise: OJSC"Dniproenergo"	as to EDRPOU	130872		
Territory: Zaporizka	as to KOATUU	6024		
Ownership: COLLECTIVE PROPERTY	as to KFV	20		
State management authority: Minenergo of Ukraine	as to SPODU	1034		
Branch (type of activities) Thermal power plants	as to ZKGNG	11110		
Type of business activities	as to KVED			
Measuring unit: thousand of hryvnias	Controlling amount			

Address: 2 Plotynna St., Zaporizhia

10 İşletmenin ortaklar, iştirakler ve bağlı ortaklıklarla olan alacak-borç ilişkisi:

31 Aralık 2001	Alacaklar		Borçlar	
	Ticari	Ticari Olmayan	Ticari	Ticari Olmayan
ORTAKLAR				
Sonera	-	4,628,815	-	46,292
Çukurova Investment N.V. (Çukurova Investment)	-	2,497,906	-	-
Genel Sigorta A.Ş. (Genel Sigorta)	-	-	585,194	-
Bilka Bilgi Kaynak ve İletişim Sanayi A.Ş. (Bilka)	-	167,092	-	-
Çukurova Holding A.Ş. (Çukurova Holding)	-	30,960	-	-
Yapı Kredi Bankası A.Ş. (Yapı Kredi)	52,121	-	-	-
Pamukbank T.A.Ş. (Pamukbank)	9,799	-	-	-
Toplam	**61,920**	**7,324,773**	**585,194**	**46,292**
İŞTİRAKLER				
Fintur	226,106	88,563,334	-	-
Toplam	**226,106**	**88,563,334**	-	-
BAĞLI ORTAKLIKLAR				
Global Bilgi Pazarlama Danışma ve Çağrı Servisi Hizmetleri A.Ş. (Global)	-	-	2,009,306	-
Turktell Bilişim Servisleri A.Ş. (Turktell)	-	626,339	66	-
Kıbrıs Mobile Telekomünikasyon Limited (KKTCell)	3,525,081	1,301,369	-	-
Mapco İnternet ve İletişim Hizmetleri A.Ş. (Mapco)	-	229,951	64,569	-
Toplam	**3,525,081**	**2,157,659**	**2,073,941**	-
Genel Toplam	**3,813,107**	**98,045,766**	**2,659,135**	**46,292**

10.1 Ortaklar ile İlgili Bakiyeler

Ortaklardan ticari olmayan alacaklar, bu firmalara yansıtılan halka arz giderleri ve Takasbank kiralarından oluşmaktadır. Şirket'in ortaklarından Genel Sigorta'ya olan ticari nitelikteki borç tutarı bu firmadan yaptırılan çeşitli sigorta poliçelerinden oluşmaktadır. Ticari nitelikteki alacakların Yapı Kredi ile ilgili kısmı sözkonusu banka ile ortaklaşa gerçekleştirilen kampanya sonucu gider paylaşımından meydana gelmektedir.

10.2 *İştirakler ile İlgili Bakiyeler*

İştiraklerden ticari olmayan alacak tutarı, Şirket'in Fintur sermaye arttırımına kendi hissesi oranında katılımına istinaden, ileriki dönemlerde yapılacak sermaye artışları ile ilgili avanslardan oluşmaktadır. Ticari alacaklar ise bu şirkete sağlanan çeşitli hizmet bedellerinden oluşmaktadır.

10.3 *Bağlı Ortaklıklar ile İlgili Bakiyeler*

Bağlı ortaklıklardan ticari olmayan alacakların KKTCell ve Turktell ile ilgili kısımları bu firmalara verilen çeşitli avanslar ve kira bedellerinden oluşmaktadır. Mapco bakiyesi ise bu firma ile ilgili birtakım masrafların sözkonusu firmaya faturalanmasından oluşmuştur.

Bağlı ortaklıklardan ticari alacakların KKTCell ile ilgili kısmı bu firma ile olan roaming ve simkart satışı ilişkisinden kaynaklanırken, Global'e olan ticari borç bakiyesi bu firmadan alınan abone hizmetlerinin Aralık ayı faturalarından kaynaklanmaktadır.

31 Aralık 2000	Alacaklar		Borçlar	
	Ticari	Ticari Olmayan	Ticari	Ticari Olmayan
ORTAKLAR				
Sonera	-	2,166,140	-	46,292
Yapı Kredi	35,043	21,206	-	-
Çukurova Holding	-	225,265	-	-
Çukurova Investment	-	1,200,740	-	-
Genel Sigorta	-	1,502	269,638	-
Pamukbank	1,337	454,021	-	-
Çukurova İthalat ve İhracat A.Ş. (Çukurova İthalat)	-	-	71,577	-
Murat Vargı Komünikasyon Sistemleri Holding A.Ş.	-	309,112	-	7,905
Bilka	-	167,092	-	-
Acteon Limited	-	159,365	-	-
Toplam	**36,380**	**4,704,443**	**341,215**	**54,197**
İŞTİRAKLER				
Fintur	-	12,716,866	-	-
Mapco	-	749,710	-	-
Platco İnternet ve Altyapı Hizmetleri A.Ş. (Platco)	-	367,509	-	-
Toplam	-	**13,834,085**	-	-
BAĞLI ORTAKLIKLAR				
KKTCell	3,144,470	276,613	-	-
Global	1,838,924	9,428,813	-	-
Turktell	8,514	7,019	-	-
Hayat Boyu Eğitim A.Ş. (Hayat)	-	1,474	-	-
Corbuss Kurumsal Telekom Servis Hizmetleri A.Ş. (Corbuss)	97,053	-	-	-
Toplam	**5,088,961**	**9,713,919**	-	-
Genel Toplam	**5,125,341**	**28,252,447**	**341,215**	**54,197**

11 Stoklar ve diğer bilanço kalemlerinde uygulanan değerleme, envanter ve amortisman ayırma yöntemleri, bunlarda ve diğer muhasebe politikalarında önceki dönemlere göre yapılan değişiklikler, bu değişikliklerin parasal etkileri ve işletmenin sürekliliği ile dönemsellik varsayımlarını değiştirecek muhtemel gelişmeler ve bunların gerekçeleri:

İlişikteki mali tabloların hazırlanışında takip edilen temel muhasebe ilkeleri aşağıda belirtilmiştir:

11.1 Şüpheli Alacaklar Karşılığı

Şirket yönetimi alacakların tahsil edilebilirliğini dönemsel olarak takip etmekte ve Lisans alım tarihinden bilanço tarihine kadar gerçekleşen tahsilat oranlarını esas alarak tahsili şüpheli alacaklardan doğabilecek muhtemel zararlar için karşılık ayırmaktadır.

11.2 Alacak ve Borç Reeskontu

Bilanço tarihi itibariyle Şirket'in Türk Lirası borç ve alacak senetleri ve vadeli çekleri T.C. Merkez Bankası'nca (TCMB) açıklanan oran (%70) esas alınarak, vadeye kalan gün sayısı üzerinden reeskonta tabi tutulmuştur.

Vadesi 3 ayı geçen senetsiz alacaklar ve borçlar bulunmamaktadır.

11.3 Stoklar

Stoklar aylık ortalama maliyet yöntemi ile değerlenmektedir. Ancak, net gerçekleşebilir değer, bahsi geçen ortalama maliyetin altına düştüğü takdirde, net gerçekleşebilir değer esas alınmaktadır. Envanterdeki varlıkların net gerçekleşebilir değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, " Genel Yönetim Giderleri" ve "Stok Değer Düşüklüğü Karşılığı" hesaplarında muhasebeleştirilmektedir.

11.4 Finansal Duran Varlıklar ve Menkul Kıymetler

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, " Diğer Faaliyetlerden Giderler ve Zararlar" ve "Finansal Duran Varlıklar" hesaplarında muhasebeleştirilmektedir.

Kamu kesimi tahvil, senet ve bonoları, repo yapılmış olanlar hariç, rayiç bedelleri ile değerlenmiştir. Repo yapılan menkul kıymetler ise maliyet bedellerine bilanço tarihi itibariyle kazanılmış faiz gelirleri ilave edilerek gösterilmiştir.

11.5 Maddi Duran Varlıklar ve Amortismanlar

Maddi duran varlıklar elde etme maliyetleri ile kayıtlara alınmaktadır. Ayrıca, yürürlükteki mevzuat çerçevesinde, arazi ve arsalar ile özel maliyetler dışındaki maddi duran varlıklar 31 Aralık 1998 tarihine kadar, T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları kullanılarak yeniden değerlemeye tabi tutulmuştur. Şirket maddi duran varlıklarını 31 Aralık 2001 ve 2000 tarihlerinde sona eren yıllarda yeniden değerlemeye tabi tutmamıştır (Not 29). Maddi duran varlıkların elde edilmeleriyle ilgili finansman giderleri yürürlükteki mevzuat çerçevesinde bu varlıkların maliyetlerine ilave edilmektedir.

Şirket maddi duran varlıklarını, muhtemel faydalı ömürlerini dikkate alarak, normal amortisman yöntemiyle amortismana tabi tutmaktadır.

Kullanılan amortisman yüzdeleri aşağıda gösterilmiştir.

	31 Aralık 2001	31 Aralık 2000
Binalar	2	2
Tesis, makine ve cihazlar	12.5 - 20	12.5 - 20
Taşıt araçları	20	20
Döşeme ve demirbaşlar	20	20
Özel maliyetler	20	20

11.6 *Maddi Olmayan Duran Varlıklar ve İtfaları*

Şirket'in maddi olmayan duran varlıkları, Lisans, bilgisayar programları ve telefon tesis bedellerinden oluşmakta ve kayıtlara maliyet bedeli üzerinden yansıtılmaktadır. Lisans bedeli dışındaki kıymetler 5 yıl, Lisans bedeli ise 25 yıl üzerinden itfa edilmektedir.

11.7 *Kıdem Tazminatı Karşılığı*

Yürürlükteki iş kanununa göre, Şirket, emeklilik dolayısıyla veya istifa ve iş kanununda belirtilen davranışlar dışındaki nedenlerle istihdamı sona eren çalışanlarına belirli bir toplu ödeme yapmakla yükümlüdür. Bu yükümlülük çalışılan her yıl için, 31 Aralık 2001 tarihi itibariyle azami 978.02 TL (31 Aralık 2000: 587.72 TL) olmak üzere, 30 günlük toplam brüt ücret ve diğer haklar esas alınarak hesaplanmaktadır.

Şirket, Sermaye Piyasası Kurulu (SPK) tarafından yayınlanan muhasebe ilke ve standartları uyarınca, kıdem tazminatı yükümlülüğündeki cari yıl artışları ile 31 Aralık 1998 tarihi itibariyle olan toplam yükümlülük için 1999 yılından başlayarak 5 yıl boyunca eşit taksitlerle karşılık ayırmak ilkesini benimsemiştir. Bu şekilde hesaplanan kıdem tazminatı karşılığı 31 Aralık 2001 tarihi itibariyle ilişikteki mali tablolarda 5,387,101 TL (31 Aralık 2000: 1,994,985 TL) olarak yansıtılmıştır.

Şirket'in, çalışan personelin tamamının işine son vermesi halinde, 31 Aralık 2001 tarihi itibariyle ödemesi gereken kıdem tazminatı tutarı 5,475,171 TL'dır (31 Aralık 2000: 2,136,628 TL).

11.8 *Yeniden Değerleme Değer Artış Fonu*

Şirket, 1999 yılı öncesinde aktifinde kayıtlı olan maddi duran varlıklarını her yıl T.C. Maliye Bakanlığı'nca açıklanan değerleme oranları ile yeniden değerlemeye tabi tutmuş ve ortaya çıkan net değer artışlarını özkaynaklar kalemi altında "Duran Varlıklardaki Değer Artışı" hesabında izlemiştir. Şirket'in mali tablolarının SPK tarafından yayınlanan muhasebe ilke ve standartlarına uygun hale getirilmesi sırasında ortaya çıkan toplam 6,818,172 TL tutarındaki fon artışı yasal mevzuat çerçevesinde kullanılabilir nitelikte olmadığından, 31 Aralık 1999 tarihli mali tablolarda geçmiş yıl karları hesabına dahil edilmiştir.

11.9 *Gelir ve Maliyet Tahakkukları*

Gelir ve giderler tahakkuk esasına göre gelir tablosuna yansıtılmıştır.

11.10 *Yabancı Para Birimi Kalemleri*

Dönem içinde yabancı para birimi bazındaki işlemler, işlem tarihinde geçerli olan döviz kurlarından Türk Lirası'na çevrilmektedir. Bilançoda yer alan yabancı para birimi bazındaki varlıklar ve kaynaklar, bilanço tarihinde geçerli TCMB döviz kurları kullanılarak Türk Lirası'na çevrilmiştir.

Ayrıca, ilişikteki mali tablolarda dövizli borçlar SPK'nun öngördüğü şekilde dönem sonu döviz satış kuru dikkate alınarak değerlenmiştir.

11.11 Diğer Bilanço Kalemleri

Diğer bilanço kalemleri esas olarak kayıtlı değerleriyle yansıtılmışlardır.

12 Tebliğin 1 no'lu ekinde belirtilen bilanço tarihinden sonra ortaya çıkan ve açıklamayı gerektiren hususlara ilişkin bilgi:

12.1 Ocak 2002 tarihinden geçerli olmak üzere kıdem tazminatı tavanı 1,076 TL olarak belirlenmiştir.

12.2 Türk Telekom tarafından Ocak ve Şubat 2000 dönemlerine ait arabağlantı hesaplaşmaları üzerinden yapılan % 15 oranındaki fon payı ve % 2,5 oranındaki TRT payı kesintilerinin iadesi talebiyle açılan dava, 24 Ocak 2002 tarihinde fon payı kesintileri yönünden Şirket lehine sonuçlanmıştır. Buna göre ilgili dönemlerde fon payı adı altında kesilen 5,857,542 TL tutarın reeskont faizi ile birlikte Şirket'e geri ödenmesi gerekecektir. Hesaplanan faiz ve masraflar ile birlikte toplam 14,046,142 TL'nın tahsili için Şirket, 15 Şubat 2002 tarihinde Şişli 2. İcra Müdürlüğü'ne başvuruda bulunmuştur. (Not 13.9).

12.3 Boğaziçi Kurumlar Vergi Dairesi (Vergi Dairesi) tarafından 28 Ocak 2002 tarihinde Şirket'e bildirilen Maliye Bakanlığı Hesap Uzmanları Kurulu raporunda, Şirket'in brüt geliri üzerinden aylık olarak hesaplayıp ödediği % 15 oranındaki Hazine Paylarının da katma değer vergisine tabi olduğu belirtilmiş ve Şirket'in Nisan 1998'den itibaren ödediği Hazine Payları için sorumlu sıfatıyla katma değer vergisi ödemesi gerektiği sonucuna varılmıştır.

Bu rapora dayanarak Vergi Dairesi Nisan 1998-Kasım 2001 tarihleri arasında Şirket'in ödediği Hazine Payları üzerinden 91,374,223 TL katma değer vergisi ve 145,271,725 TL vergi cezası tarh ettirmiş ve 31 Ocak 2002 tarihinde Şirket'e bildirmiştir. Şirket, 13 Şubat 2002 tarihinde, Vergi Dairesi'ne sözkonusu vergi ve cezası için uzlaşma komisyonu'na müracaat edeceğini bildirmiştir. Şirket 19 Şubat 2002 tarihinde, uzlaşma komisyonunda geçecek süre için maddi duran varlıklarının 749,498,993 TL tutarındaki kısmını Vergi Dairesi'ne teminat olarak göstermiştir (Not 15).

Şirket, 31 Aralık 2001 tarihli mali tablolarında, 91,374,223 TL tutarındaki hesaplanan KDV'ni "Diğer dönen varlıklar" ve "Ödenecek vergi, harç ve diğer kesintiler" hesaplarında, 145,271,725 TL tutarında vergi cezasını ve Şirket'in hesapladığı 113,239,493 TL tutarındaki gecikme faizini "Diğer borç ve gider karşılıkları" hesaplarında göstermiştir.

Henüz dava aşamasına gelmemiş olan konu ile ilgili olarak Şirket 1 Mart 2002 tarihinde uzlaşma müracaatında bulunmuştur (Not 13.8).

12.4 4673 sayılı Kanunun Geçici 2. maddesi uyarınca Kurum ile imzalanması gereken yeni görev ve imtiyaz sözleşmesi Şirket tarafından 12 Şubat 2002 tarihinde imzalanarak Kurum'a gönderilmiştir. İmzalanan yeni sözleşme Danıştay onayının alınması ile birlikte yürürlüğe girecektir. Sözleşmenin bu şekliyle yürürlüğe girmesi durumunda, bu tarihten itibaren elde edilen brüt gelir üzerinden Kurum masraflarına katılım payı olarak yılda bir kez ödenmek üzere % 0.35 oranında bir pay aktarılması sözkonusu olacaktır (Not 13.3).

12.5 Şirket'in yönetim kurulunun 28 Şubat 2002 tarihinde yapılan toplantısında, Şirket'in iştiraklerinden Fintur'un yeniden yapılandırılması ve ortaklık yapısının yeniden düzenlenmesine karar verilmiştir. Bu karar doğrultusunda, Fintur'un diğer ortakları olan Sonera Corporation ve Çukurova Grubu (Çukurova Holding, Çukurova Investment, Yapı Kredi ve Yapı Kredi Holding B.V.) ile bir niyet mektubu imzalanmıştır. Buna göre, Fintur'un tamamına ya da çoğunluk hisselerine sahip olduğu teknoloji şirketleri (Topaz Telekomünikasyon Yayıncılık Reklamcılık Sanayi ve Ticaret A.Ş., Mobicom Bilgi İletişim Hizmetleri A.Ş., Superonline Uluslararası Elektronik Bilgilendirme ve Haberleşme Hizmetleri A.Ş., European Telecommunication Holding E.T.H. A.G., Verinet Uydu Haberleşme Sanayi ve Ticaret A.Ş., Digital Platform İletişim Hizmetleri A.Ş., Digital Hizmetler Pazarlama A.Ş. ve Fintur Technologies B.V.) Çukurova Grubu'na devredilecek, buna karşılık Çukurova Grubu'nun sahip bulunduğu %39.69 oranındaki Fintur hisselerinin %16.45'ini Şirket'e ve %23.24'ü Sonera Corporation'a devredilecektir. Yeniden yapılanma sonucunda, Fintur sadece Azerbaycan, Kazakistan, Moldova ve Gürcistan'da faaliyet gösteren GSM operatörlerinin çoğunluk hisselerine sahip olacaktır. Hisse devirleri sonucunda, Şirket'in Fintur'daki payı %25'ten %41.45'e yükselecektir.

Bu işlemler sonucunda Şirket'in Çukurova Grubu'na yapacağı net ödemenin 75 milyon Amerika Doları ile sınırlı olması öngörülmektedir. Ancak, Şirket'in Fintur ve sözkonusu teknoloji şirketlerinden 31 Aralık 2001 tarihi itibariyle alacaklı olduğu tutarların, bu işlemler ile ilgili yapması gerekecek ödemenin büyük bir bölümüne karşılık gelmesi nedeniyle, Şirket'in 2002 yılı nakit akışının bu işlemlerden önemli ölçüde etkilenmesi beklenmemektedir.

Yukarıda bahsedilen işlemlerin gerçekleşmesi ve nihai rakamların oluşması gerekli izinlerin alınmasına, özel denetim ve bağımsız denetim çalışmalarının sonuçlarına ve nihai anlaşmanın imzalanmasına bağlıdır.

12.6 29 Mart 1996 tarihinde Türk Telekom tarafından ceza kesintisi olarak alınan 10 milyon İsveç Kronu karşılığı 332,310 TL'nın tahsili talebiyle, 24 Nisan 1998 tarihinde Ankara 1. Asliye Ticaret Mahkemesi'nde açılan dava Şirket lehine sonuçlanmıştır. Sözkonusu tutar için faizi ile birlikte toplam 1,132,482 TL tutarında gelir tahakkuku yapılmış olup, 16 Ocak 2002 tarihinde 1,090,384 TL tahsil edilmiştir. Tahakkuk edilen tutar, Şirket'in 31 Aralık 2001 tarihli mali tablolarında "Diğer dönen varlıklar" hesabında gösterilmiştir.

13 Tebliğin 2 no'lu ekinde belirtilen şarta bağlı zararlar ile her türlü şarta bağlı kazançlara ilişkin bilgi:

13.1 Şirket, 27 Nisan 1998 tarihinde bir Lisans sözleşmesi imzalamış ve bu sözleşme uyarınca 500 milyon Amerikan Doları Lisans ücreti karşılığında Lisans almaya hak kazanmıştır. Lisans sözleşmesi çerçevesinde, abonelere yönelik ücretlerin tahakkuk ve tahsilatı Şirket tarafından yapılmakta ve tahsilat riski Şirket tarafından üstlenilmektedir. Ayrıca, Şirket abonelerinden elde ettiği brüt gelirin %15'ini her ay Hazine'ye Hazine Payı olarak ödemektedir.

Lisans sözleşmesi; yatırım planları, şebekenin işletilmesi, hizmet kalitesi, kapsama alanı, haksız rekabetin önlenmesi ve ulusal ve uluslararası GSM standartlarına uygunluğu içeren birtakım şartlar içermektedir. Bu şartlara uyulmaması durumunda, Şirket önemli cezalarla karşı karşıya kalabilecektir. Ayrıca, Şirket hakkında yargı yerlerince verilmiş iflas veya konkordato kararı olması, Şirket'in sözleşmedeki yükümlülüklerini yerine getirmediğinin ve verilen süre içinde durumunu düzeltmediğinin saptanması, Şirket'in tahsis edilen frekanslar dışında faaliyet gösterdiğinin belirlenmesi ve verilen süre içerisinde bu faaliyetine son vermemesi durumunda, Bakanlık Lisans'ı iptal ve Lisans sözleşmesini feshetme hakkına sahiptir.

Lisans sözleşmesine, 4501 sayılı kanunun geçici 1. maddesi ve Danıştay İdari İşler Kurulu'nun 5 Nisan 2001 tarih ve 2001/51 sayılı kararı gereğince, Uygulanacak Hukuk ve Uyuşmazlıkların Çözümü Ek Madde'si eklenmiştir. Buna göre taraflar ortaya çıkan bir uyuşmazlıkta anlaşmaya varılamaması durumunda, çıkan uyuşmazlıkları öncelikle Lisans Koordinasyon Kurulu'nda görüşmelerle çözümleyeceklerdir. Sözkonusu uyuşmazlık Lisans Koordinasyon Kurulu'nda 30 gün içinde çözümlenemezse, taraflardan biri tarafından diğerine yapılacak bildirimi takip eden 15 gün içinde uyuşmazlığın çözümlenememesi halinde uyuşmazlık Uluslararası Ticaret Odası tahkim kuralları çerçevesinde aynı kurallara göre seçilecek üç hakem tarafından tahkim yoluyla çözümlenecektir. Ancak, Lisans sözleşmesinin olağanüstü durumlarda işletmenin askıya alınmasını düzenleyen 25. maddesi ile haberleşmenin gizliliği, milli güvenlik ve kamu düzeni konularını düzenleyen 44. maddesinden doğan uyuşmazlıklar tahkim kapsamı dışında tutulmuştur.

13.2 24 Nisan 1998 tarihinde, Şirket, Türk Telekom ile şebekelerini birbirine bağlamayı amaçlayan ve Şirket'in GSM şebekesinin santral, baz istasyonu, baz istasyon kontrol istasyonu ve ilgili diğer teçhizatı için Türk Telekom'un mevcut yer, bina, tesis, kule, enerji, devre, klima ve benzeri altyapı imkanlarından yararlanmasını sağlayan bir şebekelerarası irtibat ve işbirliği sözleşmesi imzalamıştır. Sözkonusu sözleşme, Lisans sözleşmesi yürürlükte kaldığı sürece yürürlükte kalacaktır.

Türk Telekom'un sözleşmede tanımlanan yükümlülüklerini yerine getirememesi, sözleşme hükümlerine uymaması veya sözleşmede tanımlanan ödemeleri yapamaması durumunda Şirket'in servis kalitesi ve finansal pozisyonu olumsuz yönde etkilenebilir.

13.3 Şirket'in imzalayarak Kurum'a gönderdiği ve Danıştay'ın onayından sonra yürürlüğe girecek yeni görev ve imtiyaz sözleşmesine göre, Şirket elde edeceği brüt gelirden her türlü vergi, resim, harç, fon, Hazine Payı ve katma değer vergisi düşüldükten sonra kalan miktarın %0.35'ini (onbinde otuzbeş), Telekomünikasyon Kurumu masraflarına katkı payı olarak, elde ettiği yılı takip eden yılın Nisan ayının son iş gününe kadar Telekomünikasyon Kurumu'na ödeyecektir (Not 12.4).

13.4 Lisans sözleşmesinin 5. maddesi, brüt gelirleri tesis, sabit ve haberleşme ücretlerinin toplamı olarak belirtmektedir. Aynı sözleşmenin 8. maddesi, Şirket'in brüt gelirlerinin %15'inin her ay Hazine'ye Hazine Payı olarak ödenmesi gerekliliğini ortaya koymaktadır. Şirket yönetimi, yetkili mercilere ödenmesi amacıyla abonelere faturaladığı çeşitli vergi, fon ve kesintileri brüt gelir tanımının dışında tutarak Hazine Payı hesaplamasına katmamıştır. Bakanlık, 8 Kasım 1999 tarihli yazısında, Danıştay'ın mevcut uygulamanın Lisans sözleşmesine uygun olmadığı ve Lisans'ın alındığı tarihten itibaren geriye dönük olarak Katma Değer Vergisi (KDV), Eğitime Katkı Payı (EKP) ve Frekans Kullanımı ve Ruhsat Ücretlerinin (TGM) üzerinden de Hazine Payı hesaplanması gerekliliği hususundaki kararını Şirket'e ve diğer GSM operatörüne (Telsim Mobil Telekomünikasyon A.Ş.) bildirmiştir. Hazine, 18 Kasım 1999 tarihinde, Danıştay'ın kararı ve Bakanlık yazısına istinaden Şirket'ten sözkonusu tutarı yasal faizi ile birlikte ödenmesini talep etmiştir.

30 Kasım 1999 tarihinde, Şirket, Bakanlık ve Hazine aleyhine yürütmeyi durdurma istemiyle dava açmıştır. Danıştay, 16 Şubat 2000 tarihinde, KDV üzerinden hesaplanan Hazine Payı yönünden işlemlerin yürütülmesinin durdurulma isteminin reddine, EKP ve TGM üzerinden hesaplanan Hazine Payı yönünden ise işlemlerin yürütülmesinin durdurulmasına karar vermiştir. Kararın KDV ile ilgili kısmına Şirket, EKP ve TGM ile ilgili kısmına ise Hazine tarafından itiraz edilmiş fakat her iki tarafın itirazları da reddolunmuştur. 31 Aralık 2001 tarihi itibariyle, Şirket Danıştay'ın 16 Şubat 2000 tarihli kararı gereği, KDV üzerinden de Hazine Payı hesaplamakta ve ödemektedir.

Ancak, Danıştay tarafından alınmış olan yürütmenin durdurulması kararına rağmen, SPK Muhasebe Standartları Dairesi, 10 Ağustos 2000 tarihinde, Şirket'e yazılı görüş bildirerek EKP ve TGM üzerinden de Hazine Payı hesaplanmasını ve mali tablolarda bu tutarlar için karşılık ayrılmasını istemiştir. Bunun üzerine Şirket, EKP ve TGM üzerinden anapara ve gecikme faizleri dahil olmak üzere Hazine Payı hesaplamış ve bu tutarın tamamı için 2000 yılından başlamak üzere mali tablolarda karşılık ayırmıştır. 31 Aralık 2001 tarihi itibariyle, ayrılan karşılıklar toplam 68,509,731 TL'dır (Notlar 22 ve 33 ve Gelir tablosu dipnotu 2).

13.5 Lisans sözleşmesi kapsamında her ay Hazine'ye ödenen % 15 oranındaki Hazine Payı ile ilgili olarak, Hazine, 2 Kasım 2000 tarihinde, Şirket'e bir yazı göndermiş ve Incoming Roaming, 8081 Bilgi Hattı, 8080 Finans Hattı, 7532 Tele Sekreter, 7500 Fatura Bilgi Hattı, SMS Geliri, Fax ve Data, Ayrıntılı Fatura, Hat Açma Kapama, Ünvan Değiştirme, Devir Ücreti, Kapama Ücreti, Şebekelerarası Geçiş Ücreti, Simkart Değişiklik Ücreti, Fal Servisi, Flash Haber, Fatura Güncelleme, Bilinmeyen Numaralar Servis Ücreti ve Gecikme Faizi Gelirlerinin (Ek Servis Gelirleri) de Lisans sözleşmesinin 8. maddesi çerçevesinde "Brüt Gelir" tanımına girdiğini ve dolayısıyla Hazine Payı matrahına dahil edilmesi gerektiğini bildirmiştir. Aynı yazıda, Hazine adı geçen gelirler üzerinden Lisans alım tarihinden itibaren hesaplanan Hazine Payı tutarının da yasal faizleri ile birlikte ödenmesi gerektiğini belirtmiştir.

Hazine, ayrıca, 18 Aralık 2000 tarihinde Şirket'e bir yazı daha göndermiş ve bu sefer Aralık 1999'dan itibaren Şirket tarafından toplanan Özel İşlem Vergisi (ÖİV) ile Nisan 1999'dan itibaren toplanan Sözleşme Damga Vergisi (DV) tutarları üzerinden de Hazine Payı hesaplanmasını ve ödenmesini talep etmiştir. Şirket, yürütmenin durdurulması ve iptali için Hazine aleyhine Danıştay'da dava açmıştır. Danıştay, 9 Temmuz 2001 tarihinde Şirket'in yürütmenin durdurulması talebini reddine karar vermiştir. Şirket, 25 Temmuz 2001 tarihinde bu karara Danıştay İdari Dava Daireleri Genel Kurulu nezdinde itiraz etmiş ancak bu itirazı 14 Eylül 2001 tarihinde reddedilmiştir.

Danıştay'da dava aşamasında bulunan ve ayrıca, Şirket ve Hazine arasında müzakere aşamasındaki konu ile ilgili olarak, 15 Kasım 2000 tarihinde, SPK Şirket'e bir yazı göndermiş ve ek pay tutarının kesinleşmesi ve tarhın ödenmeyerek hukuki ihtilaf konusu yapılması durumunda, talep edilen ek pay tutarı için en yakın mali tablolarda karşılık ayrılması gerektiğini bildirmiştir. Bu nedenle, Şirket, yukarıda belirtilen gelirler ve vergiler üzerinden, anapara ve gecikme faizleri dahil toplam 171,454,674 TL tutarında ek pay hesaplamış ve 2000 yılından başlamak üzere bu tutarlar için mali tablolarda toplam 171,454,674 TL tutarında karşılık ayırmıştır (Notlar 22 ve 33 ve Gelir tablosu dipnotu 2).

13.6 Şirket, Hazine'ye gönderdiği bir yazı ile, bir mobil şebekeden çıkıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom'dan çıkıp yine mobil şebekede sonlandırılan çağrılardan kaynaklanan arabağlantı gelirlerinin brüt gelir olarak tanımlanamayacağından bahisle, Kasım 2000 ayı sonu itibariyle sehven ödenen, yasal faiz hariç, 88,769,291 TL'nın iadesini talep etmiş; ve yine Hazine'ye gönderdiği diğer bir yazı ile, 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkaracağını bildirmiş ve bu yönde uygulamaya başlamıştır. Şirket'in bu talebi üzerine Bakanlık tarafından Danıştay'dan istişari görüş istenmiş, Danıştay Birinci Dairesi "bir mobil şebekeden başlatılıp diğer mobil şebekede sonlanan çağrılar ile Türk Telekom PSTN şebekesinden başlatılıp yine başka bir mobil şebekede sonlanan çağrılardan kaynaklanan arabağlantı gelirinin, GSM işletmecilerinin her biri için ayrı ayrı brüt gelir unsurlarından olduğu ve her bir işletmecinin bu gelirleri de kapsayan brüt gelirin % 15'ini Hazine Payı olarak ödemesi gerektiği sonucuna ulaşıldığı" yönünde görüş bildirmiştir.

Hazine 18 Temmuz 2001 tarih ve 59792 sayılı yazısı ile, Danıştay Birinci Dairesi'nin görüşü doğrultusunda, brüt gelire esas teşkil edecek matraha arabağlantı gelirlerinin dahil edilerek Hazine Payının yeniden hesaplanmasını ve oluşan farkın ödemenin gerçekleşeceği tarih itibariyle amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle ödenmesini istemiştir. Şirket konudaki görüşünü korumuş ve 7 Ağustos 2001 tarihinde anlaşmazlığın çözümü amacıyla bu konunun Lisans Koordinasyon Kurulu'nda görüşülmesi için Bakanlık'a başvurmuştur. Lisans Koordinasyon Kurulu iki üyesi Şirket'in, iki üyesi Bakanlık temsilcilerinden ve başkanı da iki tarafın ortak karar verdiği beş üyeden oluşmaktadır. Bu kuruldan bir çözüm çıkmaması sonucunda, Şirket 30 Ekim 2001 tarihinde Uluslararası Ticaret Odası'nın Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık, Telekomünikasyon Kurumu ve Hazine aleyhine tahkim davası açmıştır.

Yukarıda bahsi geçen konularla ilgili olarak 88,769,291 TL, imtiyaz sözleşmesi tarihi olan 27 Nisan 1998 tarihinden Kasım 2000 sonuna kadar olan tutar olup, Aralık 2000 ile Şubat 2001 tarihi sonuna kadar ödenen tutar 17,066,444 TL'dır. 1 Mart 2001 tarihinden itibaren arabağlantı gelirlerinin %15 Hazine Payı ödemesine esas kalemler arasından çıkarılması yönündeki uygulama sonucu Mart – Aralık 2001 dönemi için ödenmeyen Hazine Payı tutarı 93,001,992 TL'dır.

Danıştay Birinci Dairesi'nin görüşü doğrultusunda hesaplanması talep edilen amme alacaklarına uygulanan yasal faiz tahakkuk ettirilmek suretiyle, 93,001,992 TL için 31 Aralık 2001 tarihi itibariyle hesaplanan faiz 32,476,873 TL olup, mali tablolarda bu konu ile ilgili olarak toplam 125,478,865 TL karşılık ayrılmıştır (Notlar 22 ve 33 ve Gelir tablosu dipnotu 2).

13.7 Boğaziçi Kurumlar Vergi Dairesi Müdürlüğü'nün (Vergi Dairesi) 4 Mayıs 2000 tarih ve B.K. 4.34.00.54./07/-C-9433 sayılı yazısında, Şirket'in GSM 900 Lisansı katma değer vergisinin beyan edilmediği ve ödenmediği gerekçesiyle ihtiyati tahakkuk kararı alınmış olduğu belirtilmiştir. Vergi Dairesi tarafından terettüp ettirilen tutarlar şöyledir:

KDV bedeli	: 18,631,500 TL
Gecikme faizi	: 48,069,300 TL (29 Şubat 2000 itibariyle)
Ağır kusur cezası	: 37,263,000 TL

Şirket tarafından uzlaşma müessesesinin işletilmesi talep edilmiş, ancak 18 Temmuz 2000 tarihinde toplanan Maliye Bakanlığı Merkezi Uzlaşma Komisyonu'nda uzlaşma vaki olmamıştır. Bunun üzerine Şirket, 26 Mayıs 2000 tarihinde, İstanbul 2. Vergi Mahkemesi'nde açtığı davaya devam etme kararı almıştır. Ancak, davanın 13 Kasım 2000 tarihinde Mahkeme tarafından reddolunması ve yapılan cezalı KDV tarhiyatının onanması sonucunda Şirket, yasal süresi içinde, Danıştay'a gitmiş ve yürütmenin durdurulması istemiyle kararı temyiz etmiştir. Danıştay, ağır kusur cezası için yürütmenin durdurulmasına, vergi aslı için ise yürütmenin durdurulması isteminin reddine karar vermiştir.

Vergi Dairesi, 11 Ocak 2001 tarih ve 2001/2 nolu ödeme emri ile toplam 75,643,890 TL'nın (03 Ocak 2001 tarih ve 2001/20 nolu tahakkuk ile 18,631,500 TL KDV ve 57,012,390 TL gecikme faizi) ödenmesini talep etmiştir. Şirket, Vergi Dairesi aleyhine sözkonusu tahakkuk ve ödeme emrinin iptali için iki dava açmıştır. Davalar ilgili mahkemelerde görülürken, Vergi Dairesi'nin Şirket'in bazı bankalar nezdindeki hesaplarına haciz koyması üzerine KDV aslı 22 Mart 2001 tarihinde ödenmiştir. Şirket ayrıca, 57,012,390 TL tutarındaki gecikme faizi ile 9,315,750 TL tutarındaki ağır kusur ceza bedeli için taksitlendirme talebinde bulunmuş ve bu talep Vergi Dairesi tarafından 68,000,000 TL tutarında teminat mektubu verilmesi koşuluyla kabul edilmiştir. Buna göre tahakkuk bedeli yıllık % 36 tecil faizi ile 15 eşit taksite bölünmüş ve ilk taksit 30 Mart 2001 tarihinde 4,421,876 TL olarak ödenmiştir.

İstanbul 5. Vergi Mahkemesi gecikme faizi tahakkuk fazlasının kaldırılmasını karara bağlamıştır. Kararın uygulanması ile yeniden hesaplanan ve Vergi Dairesi'nin 31 Mayıs 2001 tarih ve 15904 nolu yazısı ile bildirilen gecikme faizi tutarı 11,122,997 TL olarak belirlenmiştir. Ağır kusur cezası bedeli ise 9,315,750 TL olarak aynen korunmuş, böylece toplamda 20,438,747 TL tutarındaki borç, Vergi Dairesi tarafından belirlenen yeni ödeme planına göre 15 eşit taksite bölünmüş ve aylık ödeme tutarı 1,362,583 TL olarak belirlenmiştir.

Gecikme faiz tutarının 11,122,997 TL olarak belirlenmesi ile Şirket, 31 Mayıs 2001 tarihinde 68,000,000 TL tutarındaki teminat mektubunu 15,000,000 TL değerindeki yeni bir teminat mektubu ile değiştirmiştir (Not 15 ve 18).

Ancak tecil edilen amme borcunun ödenmesi sırasında, gerek Danıştay 9. Dairesi'nin Şirket lehine verdiği bozma kararı, gerekse gecikme faizi yönünden İstanbul 5. Vergi Mahkemesi'nde açılan davanın büyük bir bölümünün Şirket lehine sonuçlanması nedeniyle, tecil ve taksitlendirmeye tabi bütün borcunun tutarı 11,122,997 TL olarak belirlenmiş ve bu tutar yine Mart 2001 tarihinden başlamak üzere aynı şartlarla 15 eşit taksite bağlanmış, aylık ödeme tutarı ise 741,533 TL olarak tespit edilmiştir.

Daha önce ödenen 4,421,876 TL tutarındaki taksit nedeniyle, Vergi Dairesi'ne kalan borcun toplam tutarı 6,701,121 milyon TL olarak hesaplanmış ve bu durum ilgili Vergi Dairesi tarafından 24 Temmuz 2001 tarih ve 21982 sayılı yazı ile bildirilmiştir.

Bütün bu gelişmelere rağmen, amme borcunun dayanağını teşkil eden gecikme faizi hakkında İstanbul 5. Vergi Mahkemesi kararına karşı Şirket tarafından yapılan temyiz ve yürütmenin durdurulması talebi, Danıştay 9. Dairesinin 29 Ağustos 2001 gün ve E.2001/3972 sayılı kararı ile öncelikle yürütmenin durdurulması talebi teminat karşılığı olmak üzere kabul edilmiştir.

6183 sayılı Kanunun 49. maddesi uyarınca verilen yürütmenin durdurulması kararı amme borcunun ödenmesini durdurduğundan, Danıştay'ın esas hakkında vereceği kararına kadar taksit ödemeleri Vergi Dairesi'nce askıya alınmıştır.

Vergi Dairesi Danıştay 9. Dairesi tarafından verilen bozma kararına karşı kararın düzeltilmesi talebinde ve İstanbul 5. Vergi Mahkemesi kararına karşı da Danıştay 9. Daire nezdinde temyiz talebinde bulunmuş durumdadır.

Sonuç olarak, yukarıda ayrıntılı olarak açıklandığı üzere, Vergi Dairesi'nin 24 Temmuz 2001 tarihli yazısında belirtilen toplam amme borcu tutarı (Ağustos 2001 tarihinde ödenen 27,322 TL taksit tutarı da dikkate alınarak) 6,673,799 TL olup, Vergi Dairesi tarafından Danıştay 9. Dairesinin 29 Ağustos 2001 tarih ve E.2001/3972 sayılı yürütmenin durdurulması kararı dikkate alınarak tecil faizine tabi tutulmayıp, ödenmesi ise teminat karşılığında durdurulmuş durumdadır.

Konu ile ilgili olarak SPK'nun ihtiyatlılık kavramı gözönünde bulundurularak, 2000 yılından itibaren toplam 94,204,594 TL tutarında ayrılan karşılık, Şirket kayıtlarında "Diğer borç ve gider karşılıkları" hesabında gösterilmiştir (Not 22).

11 Ekim 2001 tarihinde Şirket tarafından SPK'ya gönderilen yazı ile, elde edilen bilgiler ışığında Şirket lehine sonuçlanması kuvvetle muhtemel olan yukarıda açıklanan dava ile ilgili olarak mali tablolarda ayrılan karşılıkların geri çekilmesi konusunda SPK'ndan görüş beklenmektedir.

13.8 Vergi Dairesi tarafından 28 Ocak 2002 tarihinde Şirket'e bildirilen Maliye Bakanlığı Hesap Uzmanları Kurulu raporunda, Şirket'in brüt geliri üzerinden aylık olarak hesaplayıp ödediği % 15 oranındaki Hazine Paylarının da katma değer vergisine tabii olduğu belirtilmiş ve Şirket'in Nisan 1998'den itibaren ödediği Hazine Payları için sorumlu sıfatıyla katma değer vergisi ödemesi gerektiği sonucuna varılmıştır.

Bu rapora dayanarak, Vergi Dairesi Nisan 1998-Kasım 2001 tarihleri arasında Şirket'in ödediği Hazine Payları üzerinden 91,374,223 TL katma değer vergisi ve 145,271,725 TL vergi cezası tarh ettirmiş ve 31 Ocak 2002 tarihinde Şirket'e bildirmiştir. Şirket, 13 Şubat 2002 tarihinde, Vergi Dairesi'ne sözkonusu vergi ve cezası için uzlaşma komisyonu'na müracaat edeceğini bildirmiştir. Şirket 19 Şubat 2002 tarihinde uzlaşma komisyonunda geçecek süre zarfında maddi duran varlıklarının 749,498,993 TL tutarındaki kısmını Vergi Dairesi'ne teminat olarak göstermiştir.

Şirket, 31 Aralık 2001 tarihli mali tablolarında, 91,374,223 TL tutarındaki hesaplanan KDV'ni "Diğer dönen varlıklar" ve "Ödenecek vergi, harç ve diğer kesintiler" hesaplarında, 145,271,725 TL tutarında vergi cezasını ve Şirket'in hesapladığı 113,239,493 TL tutarındaki gecikme faizini "Diğer borç ve gider karşılıkları" hesaplarında göstermiştir.

Henüz dava aşamasına gelmemiş olan konu ile ilgili olarak Şirket 1 Mart 2002 tarihinde uzlaşma müracaatında bulunmuştur.

Yukarıda Not 13.7'de açıklanan dava ile tamamen benzer olan konu henüz dava aşamasına gelmemekle birlikte, SPK'nun benzer konulardaki yaklaşımları göz önünde bulundurularak, talep edilen tutarın tamamı ile en kötü olasılık göz önüne alınarak hesaplanan gecikme faizleri için ilişikteki 31 Aralık 2001 tarihli mali tablolarda karşılık ayrılmıştır. KDV aslı için ise, ödenmesi durumunda indirim konusu yapılabileceği hususu göz önüne alınarak ilgili bilanço hesaplarında gösterilmiştir.

13.9 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" çerçevesinde, Türk Telekom şebekesinden Şirket şebekesine gelen trafik için, Türk Telekom bir dakikalık temel birim ücretlerden katma değer, haberleşme ve diğer vergiler ile resim, harç, fon ve masrafları (4316 sayılı 1998 Mali Yılı Bütçe Kanununun 32. Maddesi gereğince tahakkuk ettirilecek % 10 fon payı hariç) düşmekte ve net 0.06 ABD Doları/dakika'yı kendisinde tutmak kaydıyla kalanı Şirket'e ödemektedir. 2000 yılı Bütçe Kanunu'nun 28. Maddesi ile fon payı miktarı % 15'e çıkarılmış ve 4499 sayılı Kanunun geçici 6. maddesi gereğince Türkiye Radyo Televizyon Kurumu'na (TRT) ödenmek üzere % 2.5 oranında TRT payı konulmuştur. Ayrıca, 2000 yılı Bütçe Kanunu, 1998 ve 1999 yıllarından farklı olarak Türk Telekom'dan yapılacak Hazine ve TRT payı kesintilerinin özelleştirmeden sonra Türk Telekom'a geri ödenmeyeceği hususunu belirtmiştir. Bu durum üzerine Türk Telekom, Hazine'ye yapmış olduğu bu ödemeleri Ocak 2000'den başlayarak Şirket'e yaptığı ödemelerden düşmüştür. Şirket'in 25 Nisan 2000 tarihinde yargı merciinden yürütmeyi durdurma kararı alması üzerine Mart ayından itibaren sözü edilen kesinti yapılmamıştır. Şirket'in 6,687,360 TL tutarındaki Ocak ve Şubat aylarına ait kesintileri geri almak için açtığı dava, T.C. Ankara 7. Asliye Ticaret Mahkemesi'nce reddedilmiştir (5 Ekim 2000 tarihinde tebellüğ edilen karar). Bu karar üzerine Türk Telekom, Mart – Ağustos dönemine ait kesinti tutarı olan 29,796,934 TL'nı 1,971,648 TL gecikme faizi ile birlikte üç taksit halinde ödenmek üzere Şirket'e faturalamış ve bunun 1/3'ünü Eylül ayı kesintisiyle birlikte Şirket'e yaptığı ödemelerinden ihtirazi kayıtla düşmüştür.

Şirket kararın iptali için temyiz başvurusunda bulunmuştur. Şirket, ayrıca, ilgili mahkeme kararının temyiz edilmiş ve henüz kesinleşmemiş olduğu gerekçesiyle 3 Kasım 2000 tarihinde Ankara 3. Asliye Ticaret Mahkeme'sine başvurmuş ve ihtiyati tedbir talebinde bulunmuştur. Şirket'in talebinin haklı bulunması ile sözkonusu kesintiler için ihtiyati tedbir konulmasına karar verilmiştir. Ayrıca, Şirket yukarıda sözedilen Türk Telekom'un Şirket'e yaptığı ödemelerden düştüğü Mart-Ağustos kesintisinin ilk taksidini ve Eylül ayı kesintisini faiziyle beraber alabilmek için Ankara 3. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde 10 Kasım 2000 tarihinde dava açmıştır.

Yargıtay 19. Hukuk Dairesi Ankara 7. Asliye Ticaret Mahkemesi'nin kararını %15 Fon Payı yönünden bozmuş ve %2.5 TRT Payı yönünden ise onamıştır. Karar Şirket'e 20 Haziran 2002 tarihinde tebliğ edilmiştir. Türk Telekom Tashih-i Karar talebinde bulunmuş ancak bu talep reddedilmiştir. Ankara 7. Asliye Ticaret Mahkemesi 24 Ocak 2002 tarihli kararı ile Yargıtay 19. Hukuk Dairesi'nin bozma ilamına uyarak %15 fon payı yönünden Şirket lehine karar vermiştir. Bu karar sonucunda, sözkonusu dava %15 fon payı yönünden Şirket ve %2.5 TRT payı yönünden Türk Telekom lehine sonuçlanmıştır. Bu karar üzerine, Şirket 15 Şubat 2001 tarihinde, Ocak ve Şubat 2000 aylarına ait toplam 6,687,360 TL tutarındaki fon payı ve TRT Payı kesintilerinden fon payı ile ilgili olan 5,857,542 TL anapara ve bununla ilgili faiz ve diğer masrafların Türk Telekom'dan tahsili için Şişli 2. İcra Müdürlüğü'ne başvurmuştur. Bu hususla ilgili olarak, Şirket'in 31 Aralık 2001 tarihli mali tablolarında, 5,857,542 TL anapara ve 6,290,431 TL faiz olmak üzere toplam 12,147,973 TL tutarında gelir tahakkuku yapılarak "Diğer dönen varlıklar" içinde gösterilmiştir. Şirket, ayrıca, Türk Telekom'un Mart-Ağustos dönemine ait fon payı ve TRT payı için faturalamış olduğu ancak henüz ödenmeyen 18,550,997 TL tutarındaki fon payını Türk Telekom'un cari hesabından düşmüştür. Şirket, Türk Telekom'un Ekim-Kasım-Aralık 2000 için talep ettiği ve 31 Aralık 2000 tarihli mali tablolarında "Diğer borç ve gider karşılıkları" hesabında takip ettiği 14,407,203 TL tutarındaki karşılığı ve bu husus ile ilgili olarak 2001 yılı içinde ayırmış oldukları karşılıkları 31 Aralık 2001 tarihli mali tablolarında geri çevirmiştir.

Ankara 3. Asliye Ticaret Mahkemesi'nde 28 Aralık 2001 tarihinde görülen celsede, Ankara 7. Ticaret Mahkeme'sinin dava dosyasının incelenerek bilirkişi incelemesi yapılıp yapılmaması hususunda daha sonra karar verilmesine karar verilmiştir. Şirket, yukarıda açıklanan Yargıtay 9. Hukuk Dairesi ve Ankara 7. Asliye Ticaret Mahkemesi'nin kararlarına istinaden ve Ankara 3. Asliye Ticaret Mahkemesi'nin nihai kararının aynı doğrultuda olacağı düşüncesiyle, Ankara 3. Asliye Ticaret Mahkemesi'ndeki davada talep etmiş olduğu 13,388,004 TL anapara ve 8,510,591 TL faiz olmak üzere toplam 21,898,595 TL tutarında gelir tahakkuku yaparak "Diğer dönen varlıklar" hesabında göstermiştir.

13.10 Şirket, yukarıda madde 13.2'de belirtilen "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" kapsamında tarifeleri Türk Telekom tarafından belirlenen transmisyon hatlarını kiralamakta ve bunlar üzerinden iletişim sağlamaktadır. Sözkonusu transmisyon hatları için Türk Telekom'un kendi tarifeleri üzerinden Şirket'e uyguladığı % 60 oranındaki indirim yine Türk Telekom tarafından 1 Temmuz 2000 tarihinden geçerli olmak üzere tek taraflı olarak kaldırılmış ve yerine birtakım şartlara bağlı olmak kaydıyla, % 25 oranında indirim uygulamaya başlamıştır. Şirket, bu yeni tarifeye göre ödemelerini yapmakta ve giderlerini muhasebeleştirmektedir.

Konu ile ilgili olarak, 4 Temmuz 2000 tarihinde Ankara 9. Ticaret Mahkemesi'nde açılan dava, 23 Kasım 2000 tarihinde Ankara 2. Asliye Ticaret Mahkemesi'nde alınan ihtiyati tedbir kararının kaldırılması ve davanın mahkemece reddedilmesi ile sonuçlanmış ve bunun üzerine ilgili döneme ait toplam 29,124,614 TL tutarındaki kira farkları Türk Telekom tarafından Şirket'e fatura edilmiş ve Şirket alacaklarına mahsup edilmek suretiyle tahsil edilmiştir. Şirket, sözü edilen kira farkları için Türk Telekom'ca fatura edilmesi muhtemel gecikme bedeli için ise mali tablolarında 3,021,637 TL karşılık ayırmıştır.

Şirket kararın tebliğini takiben yasal süresi içinde kararı temyiz etmiş, ayrıca konu ile ilgili olarak Rekabet Kurumu Başkanlığı'na tedbir, durdurma ve cezalandırma için başvurmuştur.

Yargıtay 11. Hukuk Dairesi Ankara 9. Ticaret Mahkemesi'nin kararını onamıştır.

Ayrıca, Türk Telekom, 2 Mart 2001 tarihinde, Telekomünikasyon Kurumu'nun onayını almadan Şirket'e kiraladığı transmisyon hatları üzerinden aldığı kira bedelini %100 oranında artırmış ve yeni hat kiralamayacağını bildirmiştir. Şirket, 25 Mayıs 2001 tarihinde, Ankara 7. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır ve bunu müteakiben Ankara 9. Ticaret Mahkemesi'nde Türk Telekom'un aldığı kararların iptali için dava açmıştır. Türk Telekom'un tedbire itirazı 12 Temmuz 2001 tarihinde reddedilmiştir. Kasım ayından itibaren Şirket, Telekomünikasyon Kurumu'nun açıkladığı "Özel Devre Kira Tarifeleri" üzerinden kira ödemektedir. Şirket yönetimi ve Şirket'in avukatlarının bu dava hakkındaki görüşleri doğrultusunda, Şirket 31 Aralık 2001 tarihli mali tablolarında herhangi bir karşılık ayırmamıştır.

13.11 Türk Telekom ile imzalanan "Şebekelerarası İrtibat ve İşbirliği Sözleşmesi" nin arabağlantı hesaplaşmaları ile ilgili konuları içeren İlave 1A maddesinin, kamu yararına olmadığı iddiasıyla Elektrik Mühendisleri Odası (EMO) tarafından Türk Telekom aleyhine Ankara 9. İdare Mahkemesi'nde açılan dava 4 Ekim 2000 tarihinde, paylaşımın simetrik olmadığı gerekçesiyle EMO lehine sonuçlanmıştır. Bunun üzerine, Türk Telekom kararı temyiz etmeksizin, 21 Kasım 2000 tarihinde bir ihtarname göndererek sözkonusu kararı uygulayacağını Şirket'e bildirmiştir. Türk Telekom'un kararı temyiz etmemesi üzerine Şirket, müdahale talebiyle Danıştay'a başvurmuş ve kararı temyiz isteminde bulunmuştur. Ancak, Danıştay Şirket'in talebini davaya taraf olmaması gerekçesiyle reddetmiştir. Ayrıca, Şirket konu ile ilgili olarak Ankara 1. Asliye Ticaret Mahkemesi'nde dava açmış ve tedbir kararı almıştır.

Konu ile ilgili olarak SPK, Şirket'e 13 Aralık 2000 tarihli bir yazı göndermiş ve ilgili sözleşme hükmünün taraflarca kesinleşmesini müteakip, mevcut duruma göre aleyhte oluşabilecek tutar için en yakın mali tablolarda karşılık ayrılması gereğini bildirmiştir. Rapor tarihi itibariyle, sözkonusu sözleşme hükmü ile ilgili somut bir gelişme olmadığından ilişikteki mali tablolarda bu husus ile ilgili herhangi bir karşılık ayrılmamıştır.

13.12 Başarı Elektronik ve Sanayi Ticaret A.Ş. ve Telsim Mobil Telekomünikasyon Hizmetleri A.Ş. tarafından Rekabet Kurulu'na (Kurul) yapılan başvurular üzerine Kurul'un başlattığı soruşturma, Kurul'un 20 Temmuz 2001 tarihli toplantısında alınan karar ile sonuçlandırılmış olup, sözkonusu karar 1 Ağustos 2001 tarihinde Şirket'e iletilmiştir.

Kurul Şirket'in GSM hizmetleri piyasasında hakim durumda olduğu, 4054 sayılı Rekabetin Korunması Hakkındaki Kanunun 6(a), 6(b) ve 6(d) bentlerinde yeralan yasak eylemlerde bulunduğu ve Kanunun 4. maddesini ihlal ettiğine oyçokluğu ile karar vermiş; ve Kanunun 4 ve 6. maddelerinin ihlali nedeniyle Şirket'in toplam 6,973,129 TL idari para cezası ile cezalandırılmasına Danıştay yolu açık olmak üzere karar verilmiştir. 31 Aralık 2001 tarihli mali tablolarda, bu husus ile ilgili toplam 6,973,129 TL karşılık ayrılmıştır (Gelir tablosu dipnotu 2).

13.13 Sabit ücretlerin iptali ile ilgili olarak, aboneler tarafından açılan ve 31 Aralık 2001 tarihi itibariyle sonuçlanan veya devam eden 7,687 adet dava bulunmaktadır. Açılan 7,687 adet davadaki son durum aşağıdaki tabloda açıklanmıştır:

Dava Durumu	Adet
Esastan reddedilen dava	1,420
Usulden reddedilen dava	319
Derdest dava	608
Müracaata bırakılan ve düşen dava	5,053
Feragat edilen dava	115
Kısmi kabul kısmi red kararlı	9
Kabul edilen dava	45
Aleyhte kesinleşen dava	9
Temyizde bozulan dava	51
Yargıtay'daki dava	58
Toplam Dava Sayısı	7,687

Şirket yönetimi ve Şirket avukatları, aylık sabit ücretin hukuki dayanağının mevcut olduğu ve bilirkişi raporlarında belirtildiği gibi, bu ücretin bir hizmet karşılığı alındığı görüşündedir.

13.14 Şirket hisselerinin yurtdışında halka arzı ile ilgili olarak hazırlanan izahnamede abone kayıpları bilgilerinin yanlış verildiği iddiasıyla, ABD'nin New York Güney Bölgesi, Bölge Mahkemesinde, ABD'nde çok yaygın olan bir "toplu dava" (class action) açılmıştır. 8 Aralık 2000 tarihli mahkeme tebligatı ile, davacılar Şirket hisselerini temsilen çıkarılan Amerikan Depo Sertifikaları (ADS) için ödedikleri bedel ile aynı hisselerin, satılmış olanları için satış bedeli, satılmamış olanları için ise dava tarihi olan 22 Kasım 2000 tarihi itibariyle değeri arasındaki farkın tazmin edilmesini talep etmektedirler. Rapor tarihi itibariyle, Şirket yönetimi ve Şirket'in avukatları, sözkonusu davada önemli bir gelişme kaydedilmediğinden dolayı, davanın muhtemel sonuçları hakkında bir tahmin ve yorumda bulunamamaktadırlar.

13.15 2001 yılı içinde, Şirket Türkiye'de Mart 2001 tarihinden itibaren faaliyet göstermekte olan GSM operatörü olan İş-Tim Telekomünikasyon Hizmetleri A.Ş. (İş-Tim) ile ulusal dolaşım ile ilgili görüşmelerde bulunmuştur. Bu görüşmelerin olumlu sonuç vermemesi üzerine, Telekomünikasyon Kurumu (Kurum) 19 Ekim 2001 tarihinde taraflara bir çözüm önerisi getirmiş ve tarafların 15 Kasım 2001 tarihine kadar anlaşmalarını talep etmiştir. Şirket, Kurumu'n bu konuya müdahelede yetkili olmaması ve önerilerinin teknik açıdan imkansız ve ekonomik açıdan kabul edilemez nitelikte olması gerekçeleriyle Ankara 4. Asliye Hukuk Mahkemesi'nden ihtiyati tedbir kararı almıştır. Kurum ve İş-Tim tedbire itiraz etmişler fakat itirazları reddedilmiştir. Şirket, ayrıca, 27 Kasım 2001 tarihinde Uluslararası Ticaret Odası'nın Uluslararası Tahkim Divanı'na bir dilekçe vererek Bakanlık ve Telekomünikasyon Kurumu aleyhine tahkim davası açmıştır. Ekonomik açıdan uygun olmayan bir ulusal dolaşım anlaşması yapmak zorunda kalınırsa, Şirket'in mali durumu ve/veya gelecekteki faaliyet sonuçları ve nakit akımları önemli ölçüde olumsuz olarak etkilenebilecektir.

13.16 Türk Telekom, 29 Aralık 2001 tarihinde, kendi ünitelerince verilen altyapı hizmetlerinden dolayı Şirket'ten 8,975,390 TL tutarında faiziyle birlikte hizmet bedeli talep etmiş ve, Şirket'in sözkonusu tutarı ödememesi üzerine, Şirket'in Türk Telekom'dan alacaklarından bu tutarı mahsup etmiştir. Şirket, bu duruma itiraz etmesine rağmen, 31 Aralık 2001 tarihli mali tablolarında bu tutarı ilgili gider hesaplarında giderleştirmiştir. Ancak, Şirket bu tutarın faizi ile tahsili için Ankara 1. Asliye Ticaret Mahkemesi'nde Türk Telekom aleyhinde dava açmıştır.

13.17 Şirket'in iki bankadaki bazı hesapları ile ilgili olarak, sözkonusu bankalardaki bir takım usulsüzlüklerden kaynaklandığı tahmin edilen anlaşmazlıklar mevcut bulunmaktadır ve bu husus ile ilgili karşılıklı davalar açılmıştır. Bu hususla ilgili olarak, 31 Aralık 2000 tarihi itibariyle, 3,813,638 TL tutarındaki mevduat ilgili banka tarafından bloke edilmiştir. Sözkonusu banka, bu tutara ilave olarak, faiz hariç olmak üzere 3,784,847 TL daha talep etmektedir. Şirket yukarıda belirtilen tutarların toplamı kadar ilgili diğer bankaya karşı dava açmıştır. Şirket yönetimi ve Şirket avukatları yukarıda belirtilen hususun Şirket'in mali tabloları üzerine önemli bir etkisinin olmayacağı kanaatindedir.

13.18 Şubat 2001'de yaşanan ekonomik krizi müteakiben, Türkiye'de ekonomik sorunlar yaşanmaya devam edilmektedir. Bunun sonucu olarak, Türk Lirası'ndaki değer kaybı ve iç borçlanma senetleri ve hisse senetleri piyasalarındaki değişkenlik devam etmiştir. Ayrıca, yüksek enflasyon sürmekle birlikte ekonomide Aralık 2001 sonu itibariyle %8 oranında küçülme beklenmektedir. Ancak, Türk Lirası'ndaki değer kaybı, Uluslararası Para Fonu'ndan 10 milyar Amerikan Doları tutarında yeni bir kredinin sağlandığının açıklanmasından sonra, yaklaşık son üç ay içinde dengeye oturmuştur. Türk ekonomisindeki sorunların başlıcaları, iç borçlanma senetlerinin ve hisse senetlerinin fiyatlarında ani düşüşler yaşanması kamu ve özel sektör borçlanmalarına ilişkin faiz oranlarının hızla yükselmesidir. Hükümet, bu sorunlar neticesinde banka sisteminde yaşanan likidite krizini aşmak amacıyla, 21 Şubat 2001 tarihinde Türk Lirası'nı serbest dalgalanmaya bırakmış ve bu karar, ilk gün içinde, Türk Lirası'nın Amerikan Doları karşısında %28 oranında değer kaybetmesine yol açmıştır. 31 Aralık 2001 tarihi itibariyle, Türk Lirası belli başlı yabancı para birimleri karşısında, 31 Aralık 2000 tarihinde geçerli kurlar ile karşılaştırıldığında, önemli ölçüde değer kaybına uğramıştır. Sözkonusu değer kaybı Amerikan Doları karşısında %56 olmuştur. Bankacılık sektöründe güven henüz tamamen sağlanamamıştır ve ekonomideki genel likidite sıkıntısı devam etmektedir. Türk ekonomisinin dengeye oturması, büyük ölçüde hükümet tarafından alınan kararların etkinliğine, uluslararası mali kuruluşların kararlarına ve politik ve hukuki gelişmeler gibi diğer faktörlere bağlıdır. Politika ve iş ortamında meydana gelebilecek daha fazla önemli ve olumsuz değişimlerin Şirket'in varlıkları ve faaliyetleri üzerinde riskler yaratma olasılığı bulunmaktadır.

13.19 Şirket 31 Aralık 2001 tarihinde sona eren hesap döneminde 646,788,933 TL (31 Aralık 2000: 242,739,031 TL) tutarında zarar etmiştir. Ayrıca, 31 Aralık 2001 tarihi itibariyle, kısa vadeli borçlar dönen varlıklardan 955,465,908 TL (31 Aralık 2000: 242,739,031 TL) daha fazladır ve 751,591,219 TL (31 Aralık 2000: 104,802,358 TL) tutarında birikmiş zararlar bulunmaktadır. Şirket yönetimi kısa vadeli kredi borçlarının yeniden yapılandırılabilmesi için görüşmelere devam etmektedir.

14 İşletmenin gayrisafi kar oranları üzerinde önemli ölçüde etkide bulunan muhasebe tahminlerinde değişikliklere ilişkin bilgi ve bunların parasal etkileri:

Yoktur.

15 Aktif değerler üzerinde mevcut bulunan toplam ipotek veya teminat tutarları:

31 Aralık 2001 ve 2000 tarihleri itibariyle, Şirket'in kullandığı yatırım kredilerinin ve diğer yükümlülüklerinin teminatını teşkil eden ve maddi duran varlıklar üzerinde mevcut bulunan toplam rehin tutarı aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
ABD Doları	739,000,000	739,000,000
TL (Not 12.3)	749,498,993	104,581,876

Lisans KDV'si davasıyla ilgili olarak Vergi Dairesi lehine verilen 104,581,876 TL tutarındaki sabit kıymet rehinleri 21 Mart 2001 tarihi itibariyle kaldırılmış ve yerine 68,000,000 TL tutarında teminat mektubu verilmiştir. 31 Mayıs 2001 tarihinde, bu tutar 15,000,000 TL tutarındaki yeni bir teminat mektubu ile değiştirilmiştir (Not 18).

Hazine Payı üzerinden ödenmemiş bulunulan KDV nedeniyle Vergi Dairesi lehine sabit kıymetler üzerine 1 Şubat 2002 tarihinde 749,498,993 TL tutarında rehin konulmuştur (Not 12.3).

16 Aktif değerlerin toplam sigorta tutarı:

31 Aralık 2001 ve 2000 tarihleri itibariyle, aktif değerler üzerindeki toplam sigorta tutarları aşağıdaki tabloda belirtildiği gibidir:

	31 Aralık 2001	31 Aralık 2000
Baz istasyonları	2,137,901,040	479,480,700
Santraller	833,397,642	486,131,280
Nakil vasıtaları	11,158,051	5,866,550
Diğer	763,518,545	310,812,600
Toplam	**3,745,975,278**	**1,282,291,130**

17 Alacaklar için alınmış olan ipotek ve diğer teminatların toplam tutarı:

31 Aralık 2001 ve 2000 tarihleri itibariyle, bayilerden teminat olarak alınmış olan kıymetli evrakın dökümü aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Teminat çekleri	15,626,456	4,357,116
Teminat mektupları	14,819,017	13,067,447
Teminat senetleri	3,897,540	1,966,289
Toplam	**34,343,013**	**19,390,852**

18 Pasifte yer almayan taahhütlerin toplam tutarı:

31 Aralık 2001 ve 2000 tarihleri itibariyle, muhtelif kuruluşlara verilen taahhütler aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Verilen garantiler (Not 31)	139,942,920	59,625,455
Finansal kiralama borçları	71,377,620	44,254,064
Teminat mektupları	52,671,936	33,212,377
Teminat poliçeleri	14,980,764	30,866,165
Teminat çekleri	-	-
Teminat senetleri	-	205,402
Kıdem tazminatı karşılığı (Not 11.7)	88,070	141,643
Toplam	**279,061,310**	**168,305,106**

Verilen teminat mektuplarının 15,000,000 TL tutarındaki kısmı yukarıda Not 15'te bahsi geçen sabit kıymet rehinlerinin kaldırılması karşılığında Vergi Dairesi'ne verilen teminat mektubunu temsil etmektedir (Not 13.7).

19 Bankalardaki mevduatın bloke olanına ilişkin tutarlar:

31 Aralık 2001 tarihi itibariyle, bloke mevduat tutarı 16,386,968 TL'dır (31 Aralık 2000: 54,879 TL). Bloke mevduatın 12,335,240 TL tutarındaki kısmı, Şirket'in ilişkili kuruluşlarınca kullanılan krediler karşılığı Şirket'in vermiş olduğu nakdi teminatlardır (Not 31).

20 Bilançoda maliyet bedeli üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların borsa rayiçlerine göre, borsa rayiçleri üzerinden gösterilmiş menkul kıymetlerin ve finansal duran varlıkların maliyet bedellerine göre değerlerini gösteren bilgi:

Finansal duran varlıkların hisse senetleri herhangi bir borsada işlem görmemektedir.

21 Menkul kıymetler ve bağlı menkul kıymetler grubu içinde yer alıp işletmenin ortakları, iştirakleri ve bağlı ortaklıklar tarafından çıkarılmış bulunan menkul kıymet tutarları ve bunları çıkaran ortaklıklar:

Yoktur.

22 Mali tablolardaki "diğer" ibaresini taşıyan hesap kalemlerinden dahil olduğu grubun toplam tutarının % 20'sini veya bilanço aktif toplamının % 5'ini aşan kalemlerin ad ve tutarlar:

AKTİF (VARLIKLAR)

I- DÖNEN VARLIKLAR

Kısa Vadeli Diğer Alacaklar

	31 Aralık 2001	31 Aralık 2000
Grup şirketlerinden alacaklar	27,202,092	8,958,646
Personelden alacaklar	2,144,924	1,053,138
Toplam	**29,347,016**	**10,011,784**

Diğer Dönen Varlıklar

	31 Aralık 2001	31 Aralık 2000
Verilen iş avansları	78,591,945	39,807,665
Konuşma gelir tahakkuku	80,374,631	57,429,343
Dava gelir tahakkukları	20,236,461	-
Faiz ve hizmet gelirleri tahakkuku	18,580,078	1,941,671
Ertelenen yatırım KDV'si	17,516,061	17,505,809
Hazine Payı KDV'si (Notlar 12.3 ve 13.8)	91,374,223	-
Peşin ödenen kira giderleri	16,048,650	18,231,824
Peşin ödenen kredi yönetimi ücretleri	8,768,396	11,522,953
Peşin ödenen factoring giderleri	9,721,281	-
Peşin ödenen vergiler	7,199,484	4,533,508
Peşin ödenen sigorta ve diğer giderler	5,072,545	4,853,222
Diğer	223,650	6,127,782
Toplam	**353,707,405**	**161,953,777**

Dava gelir tahakkuklarının 19,245,546 TL tutarındaki kısmı Türk Telekom ile olan %15 fon payı kesintisi konusundaki anlaşmazlık ile ilgili yapılan ödemelerin mahkeme kararına göre yapılması gereken iadesinden, 332,310 TL tutarındaki kısmı yine Türk Telekom'a karşı kazanılan 10 milyon İsveç Kronu tutarındaki ceza kesintisi iadesinden ve kalan 658,605 TL tutarındaki kısmı EMO davası için 2001 yılında yatırılan harç bedelinin mahkeme tarafından iadesi sebebiyle ayrılan gelir tahakkuklarından oluşmaktadır (Notlar 12.6 ve 13.9).

II- DURAN VARLIKLAR

Diğer Uzun Vadeli Ticari Alacaklar

	31 Aralık 2001	31 Aralık 2000
Grup şirketlerinden alacaklar	14,518,033	-
	14,518,033	**-**

Tutar Azertel'den alacaklardan oluşmaktadır. 1997 yılında Şirket'in Azertel lehine Azerbeycan Ulaştırma Bakanlığı'na Azerbeycan GSM anlaşmasına istinaden ödemiş olduğu 10,085,000 Amerikan Doları'nın karşılığı olan bu tutarın 2003 yılından itibaren tahsil edilmesi planlanmıştır. Bu alacak, Şirket'in 31 Aralık 2000 tarihli mali tablolarında "Kısa Vadeli Diğer Alacaklar" hesabında 6,774,750 TL olarak gösterilmiştir.

Diğer Maddi Olmayan Duran Varlıklar

	31 Aralık 2001	31 Aralık 2000
GSM Lisansı	124,210,000	124,210,000
Bilgisayar programları	48,218,846	29,621,314
Telefon ve transmisyon tesisleri	6,864,119	6,097,431
Birikmiş itfa payları (-)	(41,036,107)	(25,101,201)
Toplam	**138,256,858**	**134,827,544**

Diğer Duran Varlıklar

	31 Aralık 2001	31 Aralık 2000
Kredi yönetim ücretleri	16,770,120	18,812,201
Lisans KDV Tahakkuku	-	18,631,500
Gelecek yıllara ait giderler	4,697,318	7,508,882
Toplam	**21,467,438**	**44,952,583**

PASİF (KAYNAKLAR)

I- KISA VADELİ BORÇLAR

Diğer Borç ve Gider Karşılıkları

	31 Aralık 2001	31 Aralık 2000
Hazine payı karşılığı	365,443,270	89,658,415
Gecikme faizi ve ceza karşılıkları	270,738,634	3,345,606
Lisans KDV'si gecikme faizi ve ceza karşılıkları (Not 13.7)	94,204,594	96,324,855
Faturasız hat kullanılmayan kontür gelirleri	63,321,598	19,543,784
Şebekelerarası irtibat gider karşılığı	18,552,484	18,024,906
Satış pazarlama giderleri karşılığı	11,574,786	7,694,396
Altyapı ve transmisyon kira karşılığı	9,088,834	533,205
Tazminat giderleri karşılığı (Not 33)	1,000,000	1,000,000
Diğer karşılıklar	9,673,351	4,982,672
Toplam	**843,597,551**	**241,107,839**

Hazine Payı karşılığı olarak ayrılan toplam 365,443,270 TL'nın 239,964,405 TL tutarındaki kısmı, Not 13.4 ve 13.5'de açıklanan hususlarla ilgili hesaplanan Ek Hazine Payı karşılıklarından oluşmaktadır. Ayrılan karşılığın 86,846,267 TL ve 31,608,768 TL tutarındaki kısımları, sırasıyla, Ek Servis Gelirleri ve TGM ile EKP üzerinden hesaplanan Ek Hazine Payı anapara tutarlarından, 84,608,407 TL ve 36,900,963 TL tutarındaki kısımları sözkonusu Hazine Paylarının gecikme faizlerinden, geriye kalan 125,478,865 TL tutarındaki kısmı Not 13.6'da açıklanan arabağlantı gelirleri üzerinden hesaplanan Hazine Payı anapara ve faizlerinden oluşmaktadır.

Şebekelerarası irtibat gider karşılığı olarak ayrılan 18,552,484 TL'nın 13,325,770 TL tutarındaki kısmı Türk Telekom arabağlantı faturaları için ayrılan karşılıktan, 3,224,424 TL tutarındaki kısmı GSM Roaming gider karşılığından ve kalan 2,002,290 TL tutarındaki kısmı 2000 yılı Ekim, Kasım ve Aralık ayları TRT payından (Not 13.9) oluşmaktadır.

Gecikme faizi ve ceza karşılığı olarak ayrılan 270,738,634 TL'nın, sırasıyla, 145,271,725 TL ve 113,239,493 TL tutarındaki kısımları Not 13.8'de açıklanan Hazine Payı KDV'sine ait vergi cezası ve gecikme faizlerinden, 1,182,446 TL tutarındaki kısmı Not 13.9'da açıklanan 2000 yılı Ekim, Kasım ve Aralık ayları TRT payı gecikme faizinden, 6,973,129 TL tutarındaki kısmı Not 13.12'de açıklanan Rekabet Kurulu ceza karşılığından ve kalan 4,071,841 TL ise Türk Telekom ile olan birtakım uyuşmazlıklardan kaynaklanan gecikme faiz karşılıklarından oluşmaktadır.

GELİR TABLOSU

Faiz ve Diğer Temettü Gelirleri

	31 Aralık 2001	31 Aralık 2000
Mevduat hesaplarından alınan faiz gelirleri	42,761,700	8,758,309
Grup içi firmalardan alınan faizler	13,807,527	3,298,056
Repo gelirleri	8,994,612	23,841,472
Ticari alacaklardan alınan faizler	5,296,523	-
Personelden alınan faizler	796,939	258,614
Toplam	**71,657,301**	**36,156,451**

Faaliyetlerle İlgili Diğer Gelirler ve Karlar

	31 Aralık 2001	31 Aralık 2000
Kambiyo karları	238,471,092	24,691,133
Kira gelirleri	4,060,649	1,888,929
Komisyon gelirleri	1,189,769	241,835
Reeskont faiz gelirleri	464,080	-
Kampanya gelirleri	184,576	713,047
Diğer gelirler	1,460,716	5,175,419
Toplam	**245,830,882**	**32,710,363**

Diğer Olağanüstü Gelirler ve Karlar

	31 Aralık 2001	31 Aralık 2000
Dava karşılıklarından gelirler (Notlar 12.6 ve 13.9)	53,730,047	-
İştirak satış karı	-	7,421,990
Diğer	3,490,289	1,768,263
Toplam	**57,220,336**	**9,190,253**

Diğer Olağanüstü Giderler ve Zararlar

	31 Aralık 2001	31 Aralık 2000
Rekabet kurulu cezası (Not 13.2)	6,973,129	-
Sabit kıymet satış zararları	5,604,198	959,274
Hazine Payı KDV'si ceza bedeli (Notlar 12.3 ve 13.8)	145,271,725	-
Ağır kusur cezası	-	37,263,000
Telsim tazminatı	-	1,000,000
Toplam	**157,849,052**	**39,222,274**

23 **"Diğer Alacaklar" ile "Diğer Kısa veya Uzun Vadeli Borçlar" hesap kalemi içinde bulunan ve bilanço aktif toplamının yüzde birini aşan, personelden alacaklar ile personele borçlar tutarlarının ayrı ayrı toplamları:**

Yoktur.

24 **Ortaklar, iştirakler ve bağlı ortaklıklardan alacaklar nedeniyle ayrılan şüpheli alacak tutarları ve bunların borçluları:**

Yoktur.

25 **Vadesi gelmiş bulunan ve henüz vadesi gelmeyen alacaklar için ayrılan şüpheli alacak tutarları (bu tutarlar ayrı toplamlar olarak gösterilir):**

	Vadesi Geçmiş	Vadesi Gelmemiş	Toplam
31 Aralık 2001	153,799,492	4,935,921	158,735,413
31 Aralık 2000	93,422,769	4,178,916	97,601,685

26 İşletme ile dolaylı sermaye ve yönetim ilişkisine sahip iştirakler ve bağlı ortaklıkların dökümü, iştirakler ve bağlı ortaklıklar hesabında yer alan ortakların isimleri ve iştirak oran ve tutarları, sözkonusu ortaklıkların düzenlenen en son mali tablolarında yer alan dönem karı veya zararı, net dönem karı veya zararı ile bu mali tabloların ait olduğu dönem, kurul standartlarına göre hazırlanıp hazırlanmadığı, bağımsız denetime tabi tutulup tutulmadığı ve bağımsız denetim raporunun olumlu, olumsuz ve şartlı olmak üzere hangi türde düzenlendiği:

31 Aralık 2001 ve 2000 tarihleri itibariyle, Şirket'in iştirakleri ve bağlı ortaklıkları ile ilgili bilgiler aşağıdaki gibidir.

	İştirak Tutarı		İştirak Oranı (%)	
	2001	2000	2001	2000
A-) İştirakler				
Fintur	114,978,109	55,530,000	25	25
Siber Eğitim ve İletişim Teknolojileri A.Ş. (Siber)	-	350,000	-	35
Bilişim ve Eğitim TeknolojileriYapım ve Yayın Hizmetleri A.Ş. (Bilişim)	-	1,200,000	-	40
Digikids İnteraktif Çocuk Programları Yapımcılığı ve Yayıncılığı A.Ş. (Digikids)	-	75,000	-	25
Mapco	-	900,000	-	45
Platco	-	900,000	-	45
Toplam	**114,978,109**	**58,955,000**		
Sermaye Taahhütleri (-)		(1,991,512)		
Değer Düşüklüğü Karşılığı (-)	(41,246,366)	(16,627,087)		
İştirakler – Net	**73,731,743**	**40,336,401**		
B-) Bağlı Ortaklıklar				
KKTCell	16,999,999	16,999,999	100	100
Global	16,687,360	5,259,500	100	100
Corbuss	871,200	871,200	99	99
Turktell	834,600	834,600	100	100
Mapco	2,800,000	-	70	45
Hayat	-	150,000	-	60
Toplam	**38,193,159**	**24,115,299**		
Sermaye Taahhütleri (-)	(96,704)	(6,352,731)		
Değer Düşüklüğü Karşılığı (-)	(2,087,400)	(8,342,604)		
Bağlı Ortaklıklar - Net	**36,009,055**	**9,419,964**		
Finansal Duran Varlıklar	**109,740,798**	**49,756,365**		

Finansal duran varlıklar maliyet bedelleriyle kaydedilmektedir. Net defter değerinin maliyet bedelinden düşük olması durumunda, finansal duran varlıklar net defter değerleri ile değerlenmektedir. Finansal duran varlıkların net defter değerleri ile değerlenmeleri durumunda oluşan değer düşüş karşılıkları, "Finansal Duran Varlıklar" ve "Diğer Faaliyetlerden Giderler ve Zararlar" hesaplarında gösterilmiştir.

Yukarıda belirtilenler dışında, 31 Aralık 2001 ve 2000 tarihleri itibariyle, Şirket'in dolaylı olarak iştirak ettiği firmalar aşağıdaki gibidir:

		Dolaylı İştirak Oranı (%)	
Firma Adı	**Ülkesi**	**2001**	**2000**
Kıbrıs Online Limited	K.K.T.C.	60	50
Digital Platform İletişim Hizmetleri A.Ş.	Türkiye	25	25
Molfintur S.R.L.	Moldovya	25	25
Superonline Uluslararası Elektronik Bilgilendirme ve Haberleşme Hizmetleri A.Ş. (Superonline)	Türkiye	25	25
Topaz Telekomünikasyon Yayıncılık, Reklamcılık Sanayi ve Ticaret A.Ş.	Türkiye	25	25
Gürtel	Türkiye	25	25
Global LLC	Gürcistan	25	25
Mobicom Bilgi İletişim Hizmetleri A.Ş.	Türkiye	25	23
Azertel	Türkiye	20	22
Verinet Uydu Haberleşme Sanayi ve Ticaret A.Ş.	Türkiye	25	20
Geocell LLC	Gürcistan	21	20
GT Mobile*	Gürcistan	-	20
I.M. Moldcell S.A. (Moldcell)	Moldovya	19	17
Alo Vatan Telefondienste GmbH	Almanya	19	15
Alo Vatan Telefondienste GmbH	Avusturya	19	15
Millenicom GmbH	Almanya	19	15
Milleni.Com (U.S.) Corporation	ABD	19	15
European Telecommunication Holding E.T.H. A.G.	Almanya	19	15
Azercell Telekom BM	Azerbaycan	13	14
Kazakcell	Kazakistan	13	13
Novacell	Ukrayna	19	0
Digital Hizmetler Pazarlama A.Ş.	Türkiye	13	11
Azeronline Limited	Azerbaycan	7	7
Bilişim	Türkiye	100	15
Digikids İnteraktif Çocuk Programları Yapımcılığı ve Yayıncılığı A.Ş.	Türkiye	60	10
Siber Eğitim ve İletişim Teknolojileri A.Ş.	Türkiye	50	7
Hayat	Türkiye	75	7

(*) GT Mobile 2001 yılında Geocell ile birleşmiştir.
(**) Platco 2001 yılında Mapco ile birleşmiştir.

İştirak ve Bağlı ortaklıklarla ilgili bilgiler (31 Aralık 2001)

	Mali tablo Dönemi	Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İştirakler			
Fintur (*)	1 Ocak – 31 Aralık 2001	(207,961,000)	(207,961,000)
Bağlı Ortaklıklar			
KKTCell	1 Ocak – 31 Aralık 2001	(8,469,871)	(8,469,871)
Global	1 Ocak – 31 Aralık 2001	(4,078,147)	(4,078,147)
Corbuss	1 Ocak – 31 Aralık 2001	39,835	2,967
Turktell	1 Ocak – 31 Aralık 2001	(751,372)	(751,372)
Mapco	1 Ocak – 31 Aralık 2001	(820,940)	(820,940)

İştirak ve Bağlı ortaklıklarla ilgili bilgiler (31 Aralık 2000)

	Mali tablo Dönemi	Dönem Karı/(Zararı)	Net Dönem Karı/(Zararı)
İştirakler			
Fintur (*)	1 Ocak – 31 Aralık 2000	(121,106,000)	(121,106,000)
Siber	7 Eylül – 31 Aralık 2000	(11,566)	(11,566)
Bilişim	27 Temmuz – 31 Aralık 2000	(19,534)	(19,534)
Digikids	19 Temmuz – 31 Aralık 2000	(442,201)	(442,201)
Mapco	14 Kasım – 31 Aralık 2000	(636,941)	(636,941)
Platco	14 Kasım – 31 Aralık 2000	(405,091)	(405,091)
Bağlı Ortaklıklar			
KKTCell	1 Ocak – 31 Aralık 2000	(2,216,508)	(2,216,508)
Global	1 Ocak – 31 Aralık 2000	(6,101,161)	(6,101,161)
Corbuss	13 Haziran – 31 Aralık 2000	80,567	53,981
Turktell	13 Haziran – 31 Aralık 2000	(130,479)	(130,479)
Hayat	07 Haziran – 31 Aralık 2000	(5,691)	(5,691)

(*) Yurtdışı şirketlerin son mali tablo karları tam ABD Doları olarak ifade edilmiştir.

İştiraklerin ve bağlı ortaklıkların, 31 Aralık 2001 ve 2000 tarihleri itibariyle faaliyette bulundukları ülkelerin muhasebe prensiplerine göre düzenlenen mali tabloları bağımsız denetime tabi tutulmamıştır.

27 İştirakler ve bağlı ortaklıklarda içsel kaynaklardan yapılan sermaye arttırımı nedeniyle elde edilen bedelsiz hisse senedi tutarları:

Yoktur.

28 Taşınmazlar üzerinde sahip olunan ayni haklar ve bunların değerleri:

Yoktur.

29 Duran varlıklarda son üç yılda yapılan yeniden değerleme tutarları:

1998 yılında GSM lisansının alınması ile birlikte, Şirket imtiyazlı şirket statüsüne girdiğinden yürürlükteki vergi mevzuatı çerçevesinde sabit kıymetlerini yeniden değerleyememektedir.

30 Yabancı paralarla temsil edilen ve kur garantisi olmayan alacak ve borçlar ile aktifte mevcut yabancı paraların ayrı ayrı tutarları ve Türk Lirası'na dönüştürülme kurları:

(Aşağıdaki tablolarda döviz tutarları ve değerleme kurları tam değerleri ile ifade edilmiştir.)

31 Aralık 2001

Dövizli Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
ABD Doları	12,206	1,438,559	17,559
İngiliz Sterlini	8,495	2,080,040	17,670
		Toplam	**35,229**
Bankalar			
ABD Doları	148,382,631	1,439,567	213,606,739
İngiliz Sterlini	12,714	2,081,497	26,464
Euro	704,181	1,268,115	892,982
			214,526,185
Kısa Vadeli Ticari Alacaklar			
Alıcılar			
ABD Doları	21,408,403	1,439,567	30,818,830
Euro	2,594,042	1,268,115	3,289,544
			34,108,374
Diğer Kısa Vadeli Alacaklar			
Ortaklardan Alacaklar			
ABD Doları	4,970,557	1,439,567	7,155,450
			7,155,450
İştiraklerden Alacaklar			
ABD Doları	45,881,710	1,439,567	66,049,796
Euro	17,753,546	1,268,115	22,513,538
			88,563,334
Bağlı Ortaklıklardan Alacaklar			
ABD Doları	1,191,304	1,439,567	1,714,962
			1,714,962
Kısa Vadeli Diğer Alacaklar			
ABD Doları	16,727,541	1,439,567	24,080,416
			24,080,416
Diğer Dönen Varlıklar			
ABD Doları	14,774,376	1,439,567	21,268,704
Euro	6,993,020	1,268,115	8,867,954
Alman Markı	74,551,511	648,377	48,337,485
			78,474,143

Dövizli Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
ABD Doları	380,272,516	1,446,510	550,067,997
			550,067,997
Uzun Vadeli Banka Kredileri			
ABD Doları	1,216,903,133	1,446,510	1,760,262,551
			1,760,262,551
Ticari Borçlar			
Satıcılar			
ABD Doları	12,726,313	1,446,510	18,408,739
İsveç Kronu	1,519,980,940	136,923	208,120,350
İngiliz Sterlini	972,086	2,092,377	2,033,970
Alman Markı	803,707	651,504	523,618
Euro	5,809,736	1,274,231	7,402,946
			236,489,623
Kısa Vadeli Diğer Borçlar			
ABD Doları	7,128	1,446,510	10,311
Euro	9,160	1,274,231	11,672
			21,983
Alınan sipariş Avansları			
ABD Doları	28,257	1,446,510	40,874
			40,874

Uzun Vadeli Ticari Alacaklar			
Verilen Depozito ve Teminatlar			
ABD Doları	72,690	1,439,567	104,642
			104,642
Genel Toplam			**448,762,735**

Genel Toplam	**2,546,883,028**

31 Aralık 2000

Varlıklar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Hazır Değerler			
Kasa			
ABD Doları	19,510	671,295	13,097
İngiliz Sterlini	5,815	993,182	5,775
			18,872
Bankalar			
ABD Doları	183,692,264	671,765	123,398,034
Euro	2,525,107	618,561	1,561,933
İsveç Kronu	504	69,766	35
İtalyan Lireti	9,446	319	3
Alman Markı	347	316,265	110
İngiliz Sterlini	13,765	993,878	13,681
			124,973,796
Kısa Vadeli Ticari Alacaklar			
Alıcılar			
ABD Doları	16,643,172	671,765	11,180,300
Fransız Frangı	113,895	94,299	10,740
Alman Markı	405,591	316,265	128,274
Euro	62,793	618,561	38,841
			11,358,155
Diğer Kısa Vadeli Alacaklar			
İştiraklerden Alacaklar			
Euro	120,000	618,561	74,227
			74,227
Ortaklardan Alacaklar			
ABD Doları	5,249,225	671,765	3,526,246
			3,526,246
Bağlı Ortaklıklardan Alacaklar			
ABD Doları	411,770	671,765	276,613
			276,613
Diğer Dönen Varlıklar			
ABD Doları	13,135,602	671,765	8,824,038
İngiliz Sterlini	19,342	993,878	19,224
Alman Markı	68,809,323	316,265	21,761,981
			30,605,243
Uzun Vadeli Ticari Alacaklar			
Verilen Depozito ve Teminatlar			
ABD Doları	72,400	671,765	48,636
			48,636
Maddi Duran Varlıklar			
Verilen Sipariş Avansları			
İsveç Kronu	155,737,087	69,766	10,865,154
ABD Doları	1,522,707	671,765	1,022,901
			11,888,055
Genel Toplam			**182,769,843**

Borçlar

Döviz Cinsi	Döviz Tutarı	Değerleme Kuru	TL Karşılığı
Finansal Borçlar			
Uzun Vadeli Kredilerin Anapara Taksit ve Faizler			
ABD Doları	485,786,483	675,004	327,907,819
			327,907,819
Uzun Vadeli Banka Kredileri			
ABD Doları	1,597,175,595	675,004	1,078,099,915
			1,078,099,915
Ticari Borçlar			
Satıcılar			
ABD Doları	9,640,029	675,004	6,507,058
İsveç Kronu	1,171,594,387	70,492	82,588,032
Fransız Frangı	97,782,406	94,754	9,265,274
İngiliz Sterlini	1,294,748	999,073	1,293,548
Alman Markı	3,875,285	317,790	1,231,527
İsviçre Frangı	451,920	410,511	185,518
Euro	7,034,774	621,544	4,372,422
			105,443,379
Kısa Vadeli Diğer Borçlar			
ABD Doları	35,170	675,004	23,740
İngiliz Sterlini	10,686	999,073	10,676
			34,416
Borç ve Gider Karşılıkları			
Diğer Borç ve Gider Karşılıkları			
ABD Doları	56,247,366	675,004	37,967,197
			37,967,197
Alınan sipariş Avansları			
ABD Doları	45,233	675,004	30,532
			30,532
Genel Toplam			**1,549,483,258**

31 Ortaklar, iştirakler ve bağlı ortaklıklar lehine verilen garanti, taahhüt, kefalet, avans, ciro gibi yükümlülüklerin tutarı:

İştirakler ve bağlı ortaklıklar lehine, 31 Aralık 2001 ve 2000 tarihleri itibariyle verilen garantilerin dağılımı aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Digital Platform	125,448,329	49,548,980
Moldcell	7,197,835	-
GT Mobile	5,137,405	-
Superonline	2,159,351	10,076,475
Toplam	**139,942,920**	**59,625,455**

Digital Platform, Moldcell, GT Mobile ve Superonline lehine verilen garantiler, sözkonusu şirketlerin muhtelif bankalardan kullandıkları nakdi ve gayrinakdi krediler karşılığında ilgili bankalara verilmiştir.

32 Kategorileri itibariyle yıl içinde çalışan personelin ortalama sayısı:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, çalışan personelin ortalama sayısı aşağıdaki gibidir.

	2001	2000
Yönetici	310	128
Mühendis ve teknisyen	704	914
Uzman ve asistan	654	693
Danışman	13	6
Görevli	560	731
Toplam	**2,241**	**2,472**

33 Mali tabloları önemli ölçüde etkileyen ya da mali tabloların açık, yorumlanabilir ve anlaşılabilir olması açısından açıklanması gerekli olan diğer hususlar:

Şirket'in, detayları Not 13'de açıklanan birtakım kurum ve kuruluşlar ile arasındaki uyuşmazlıklarla ilgili olarak, SPK Muhasebe Standartları uyarınca ayrılan karşılıkları gösteren tablo aşağıdaki gibidir. Sözkonusu karşılıkların 2001 yılı net dönem kar/zararı hesabı üzerindeki negatif etki toplamı 534,004,947 TL'dır (2000 yılı 185,154,135 TL).

	31.Aralık.2001	31.Aralık.2000
EKP ve TGM üzerinden Ek Hazine Payı karşılığı (Not 13.4)	68,509,731	27,514,517
VAS, ÖİV ve DV üzerinden Ek Hazine Payı karşılığı (Not 13.5)	171,454,674	60,314,763
Arabağlantı üzerinden Ek Hazine Payı karşılığı (Not 13.6)	125,478,865	-
Hazine Payı KDV'si gecikme faizi ve ceza karşılığı (Notlar 12.3 ve 13.8)	258,511,218	-
Lisans KDV'si gecikme faizi ve ceza karşılığı (Not 13.7)	94,204,594	96,324,855
Tazminat giderleri karşılığı (Not 22)	1,000,000	1,000,000
Toplam	**719,159,082**	**185,154,135**

34 Dönemin vergi karşılıkları:

31 Aralık 2001 ve 2000 tarihleri itibariyle kurumlar vergisi oranı %30'dur. Bu oran üzerinden %10 fon kesintisi ile beraber toplam kurumlar vergisi yükü %33 olmaktadır. Kurumlar vergisine ilave olarak bir gelir vergisi stopajı da öngörülmektedir. Bakanlar Kurulu bu stopaj oranını %25'e kadar belirlemekle yetkili kılınmıştır. 2001 yılına ilişkin olarak bu oran %15 (hisseleri İstanbul Menkul Kıymetler Borsası'nda işlem gören kuruluşlar için %5) olarak öngörülmüştür. Bu oran üzerinden %10 fon kesintisi ile beraber toplam gelir vergisi stopaj yükü %16.5 (hisseleri İMKB'de işlem gören kuruluşlar için %5.5) olmaktadır. Ancak bu gelir vergisi stopajı, sadece kar payı dağıtımı anında ve sadece kar payı olarak dağıtılacak tutarlar üzerinden tahakkuk ettirilecek ve ödenecektir. Not 9'da belirtilen yatırım indirimi tutarları kurumlar vergisine tabi değildir. Ancak bu tutarlar toplam % 19.8 oranında gelir vergisi stopajına tabidir.

Şirket'in sermayesine ilave ettiği Azertel ile Gürtel şirketlerinin satışından sağlanan kazancı gelir vergisi kapsamında bulunduğundan sözkonusu tutara isabet eden gelir vergisi hesaplanmış ve 2000 yılında vergi karşılığı olarak mali tablolara yansıtılmıştır. Ancak, ayrılan vergi karşılığı, ilgili ödemenin yapılması, yürürlükteki mevzuat çerçevesinde, Şirket'in mali karının çıkmasına bağlı olduğundan ve Şirket'in 2001 ve 2000 hesap dönemlerini zarar ile kapamasından dolayı, bilançonun uzun vadeli borçlar kısmında "Ertelenen ve Taksite Bağlanan Devlet Alacakları" hesabında gösterilmiştir.

31 Aralık 2001 ve 2000 tarihlerinde sona eren ara dönemlerde, mali zarar çıktığından dolayı vergi karşılığı ayrılmamıştır.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
31 ARALIK 2001 ve 2000 TARİHLERİNDE SONA EREN HESAP DÖNEMLERİNE AİT GELİR TABLOSU DİPNOTLARI:

(Tutarlar aksi belirtilmedikçe milyon TL olarak ifade edilmiştir.)

1 Dönemin tüm amortisman giderleri ile itfa ve tükenme payları:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, amortisman ve tükenme payları aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
a) Amortisman giderleri	404,173,731	205,439,458
aa) Normal amortisman giderleri	404,173,731	205,439,458
ab) Yeniden değerlemeden doğan amortisman giderleri	-	-
b) İtfa ve tükenme payları	10,966,507	11,771,533
	415,140,238	**217,210,991**

2 Dönemin reeskont ve karşılık giderleri:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, reeskont ve karşılık giderleri aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Gecikme faiz ve ceza karşılıkları	384,510,550	132,205,644
Hazine payı karşılığı (Bilanço dipnotları 13.4, 13.5 ve 13.6)	135,540,112	55,294,097
Şüpheli alacak karşılığı	61,133,728	63,890,669
Finansal duran varlıklar değerler düşüklüğü karşılığı	43,339,766	24,969,691
Tazminat giderleri karşılığı	-	1,000,000
Finansman giderleri karşılığı	31,761,224	19,280,033
Alt yapı ve transmisyon	8,555,629	-
Rekabet kurulu ceza karşılığı (Bilanço dipnotu 13.12)	6,973,129	-
Reeskont giderleri karşılığı	5,207,038	436,607
Satış pazarlama giderleri karşılığı	3,880,390	2,120,120
Kıdem tazminatı karşılığı	3,392,116	1,334,530
Stok değer düşüklüğü karşılığı	748,624	-
Sermayeye eklenecek iştirak satış karı vergi karşılığı ve fon payı	-	3,921,432
Şebekelerarası irtibat gider karşılığı (Bilanço dipnotu 22)	527,578	16,098,839
Diğer karşılıklar	5,599,449	4,048,759
Toplam	**691,169,333**	**324,600,421**

Gecikme faiz ve ceza karşılıklarının 258,511,218 TL, 88,974,187 TL, 32,476,873 TL, 2,328,938 TL, 1,050,204 TL ve 1,169,131 TL tutarındaki kısımları, sırasıyla, Hazine Payı KDV'si, Ek Hazine Payları, arabağlantı, Lisans KDV gecikme bedeli, altyapı kira bedeli ile TRT payı cezası için 31 Aralık 2001 tarihi itibariyle hesaplanan gecikme faizlerinden oluşmaktadır (Bilanço dipnotları 12.3, 13.8, 13.4, 13.5 ve 13.6).

3 Dönemin tüm finansman giderleri:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, finansman giderleri ve bunların dağılımı aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Stok maliyetine verilen	3,904,699	171,135
Sabit varlık maliyetine verilen	1,125,220,920	125,961,892
Doğrudan gider yazılan	1,079,818,424	291,158,982
Toplam	**2,208,944,043**	**417,292,009**

4 Dönemin finansman giderlerinden ortaklar, bağlı ortaklık ve iştiraklerle ilgili kısmın tutarı (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

6 numaralı gelir tablosu dipnotunda açıklanmıştır.

5 Ortaklar, bağlı ortaklık ve iştiraklere yapılan satışlar ve alışlar (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, Şirket'in ortakları ve bağlı ortaklıklarına yaptığı satışlar ve alışlar aşağıdaki gibidir :

Satışlar :

	2001	2000
Ortaklar		
Yapı Kredi	238,347	3,059,651
Genel Sigorta	408,067	553,213
Toplam	**646,414**	**3,612,864**
Bağlı Ortaklıklar		
Global	19,495	7,565,248
KKTCell	2,279,096	4,495,479
Diğer	-	510,929
Toplam	**2,298,591**	**12,571,656**
Genel Toplam	**2,945,005**	**16,184,520**

Alışlar :

	2001	2000
Ortaklar		
Çukurova İthalat	-	1,405,683
Genel Sigorta	2,128,206	1,035,982
Diğer	13,812	60,249
Toplam	**2,142,018**	**2,501,914**
Bağlı Ortaklıklar		
Global	15,284,844	5,755,155
Corbuss	5,475,605	2,732,113
KKTCell	2,561,143	1,349,320
Diğer	4,580,869	-
Toplam	**27,902,461**	**9,836,588**
Genel Toplam	**30,044,479**	**12,338,502**

6 Ortaklar, bağlı ortaklık ve iştiraklerden alınan ve bunlara ödenen faiz, kira ve benzerleri (toplam tutar içindeki payları % 20'yi aşanlar ayrıca gösterilecektir):

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan ve bunlara verilen faizler aşağıda belirtildiği gibidir:

	31 Aralık 2001		31 Aralık 2000	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Yapı Kredi	30,454,879	7,318,665	10,213,449	1,863,242
Pamukbank	4,262,957	67,816	1,752,850	897,666
Diğer	4,065,299	-	-	-
Toplam	**38,783,135**	**7,386,481**	**11,966,299**	**2,760,908**

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, Şirket'in ortakları, bağlı ortakları ve iştiraklerinden alınan kiralar aşağıda belirtildiği gibidir:

	31 Aralık 2001		31 Aralık 2000	
	Alınan	**Ödenen**	**Alınan**	**Ödenen**
Global	1,813,047	-	391,949	-
Corbuss	247,376	-	159,343	-
Turktell	35,282	-	8,514	-
Mapco	125,645	-	-	-
Toplam	**2,221,350**	**-**	**559,806**	**-**

7 Yönetim Kurulu başkan ve üyeleri ile genel müdür, genel koordinatör, genel müdür yardımcıları gibi üst düzey yöneticilere cari dönemde sağlanan ücret ve benzeri menfaatlerin toplam tutarı:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, üst düzey yöneticilere sağlanan ücret ve benzeri menfaatler toplamı, sırasıyla, 5,000,000 TL ve 2,417,084 TL olmuştur.

8 Amortisman hesaplama yöntemleri ile bu yöntemlerde yapılan değişikliklerin dönem amortisman giderlerinde meydana getirdiği artış (+) veya azalış (-):

Yoktur.

9 Stok maliyeti hesaplama sistemleri (safha veya sipariş maliyeti gibi) ve yöntemleri (ağırlıklı ortalama maliyet, ilk giren ilk çıkar, hareketli ortalama maliyet gibi):

Ağırlıklı ortalama maliyet yöntemi kullanılmaktadır.

10 Varsa, tamamen veya kısmen fiili stok sayımı yapılmamasının gerekçeleri:

Dönem sonu itibariyle stok sayımı yapılmıştır.

11 Yurtiçi ve yurt dışı satışlar hesap kalemi içinde yer alan ürün, hurda, döküntü gibi maddelerin satışları ile hizmet satışlarının ayrı ayrı toplamlarının brüt satışların yüzde yirmisini aşması halinde bu madde ve hizmetlere ilişkin tutarlar:

	31 Aralık 2001	31 Aralık 2000
Konuşma gelirleri	1,922,454,993	1,226,806,685
Tesis ve sabit ücretler	88,034,954	132,538,807
Simkart satışları	28,955,419	17,846,770
Yurtdışı satışlar	157,504,992	39,228,820
Diğer satışlar	40,512,676	25,854,890
	2,237,463,034	**1,442,275,972**

12 İşletmenin varsa satışlarıyla ilgili teşvik ve sübvansiyonlar hakkında bilgi:

Yoktur.

13 Önceki döneme ilişkin gelir ve karlar ile önceki döneme ait gider ve zararların tutarlarını ve kaynaklarını gösteren açıklayıcı not:

31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde, önceki dönem giderleri aşağıdaki gibidir:

	31 Aralık 2001	31 Aralık 2000
Gecikme faizleri	35,671,332	56,534,802
Hazine payı	-	15,592,902
Diğer	2,326,341	115,075
Toplam	**37,997,673**	**72,242,779**

31 Aralık 2001 tarihinde sona eren hesap döneminde, 35,671,332 TL tutarındaki gecikme faizleri bilanço dipnotları 12.3 ve 13.8'de açıklanan Hazine Payı KDV'sinin 31 Aralık 2000 tarihine kadar hesaplanan gecikme faizlerinden oluşmaktadır. Diğer içinde yer alan 2,024,170 TL tutarındaki kısım Türk Telekom'un 2001 yılında Şirket'e kesmiş olduğu 2000 yılı ile ilgili ara bağlantı iade faturalarından oluşmaktadır.

14 Adi ve imtiyazli hisse senetleri için ayrı ayrı gösterilmek koşuluyla hisse başına kar ve kar payı oranları (kısaltılmamış tam Türk Lirası olarak):

Şirket 31 Aralık 2001 ve 2000 tarihlerinde sona eren hesap dönemlerinde zarar durumunda olduğundan, hisse başına kar ve kar payı hesabı yapılmamıştır.

15 Her bir ana üretim grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet üretim miktarlarındaki değişmeler:

İşletmenin dönem içinde gerçekleştirdiği hizmet üretim miktarlarındaki değişmeler aşağıda Not 16'da açıklandığı gibidir.

16 Her bir ana satış grubu için ayrı ayrı olmak üzere, işletmenin dönem içinde gerçekleştirdiği mal ve hizmet satış miktarlarındaki değişmeler:

	Birim	31 Aralık 2001	31 Aralık 2000
Konuşma süresi	(Dakika)	6,494,418,221	8,197,103,861
Hazır kart kullanımı	(Kontür)	10,373,365,493	4,562,538,825
Simkart satışı	(Adet)	5,389,691	5,932,360
Hat tesisleri	(Adet)	4,271,221	5,776,304

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 ARALIK 2001 VE 2000 TARİHLERİNDE SONA EREN YILLARA AİT
FON AKIM TABLOLARI

(Milyon TL)

	Cari Dönem 31 Aralık 2001		Önceki Dönem 31 Aralık 2000	
A- KAYNAKLAR		1.891.367.071		1.035.955.498
1- Faaliyet Karından Sağlanan Kaynak		322.761.465		230.904.439
a- Faaliyet Karı	(576.777.260)		(79.393.234)	
b- Amortismanlar (+)	415.140.238		217.210.991	
c- Fon çıkışı Gerektirmeyen Diğer Giderler (+)	530.115.843		152.457.698	
d- Fon Girişi Sağlamayan Gelirler (-)	(45.717.356)		(59.371.016)	
2- Olağanüstü Kardan Sağlanan Kaynak		-		21.528.597
a- Olağanüstü Kar	-		(88.862.108)	
b- Fon Çıkışı Gerektirmeyen Giderler (+)	-		110.390.705	
c- Fon Girişi Sağlamayan Gelirler (-)	-		-	
3- Dönen Varlıkların Tutarında Azalış		-		-
4- Duran Varlıkların Tutarında Azalış		-		-
5- Kısa Vadeli Borçlarda Artış		649.935.936		226.917.518
6- Uzun Vadeli Borçlarda Artış		682.166.601		403.854.944
7- Sermaye Arttırımı (Nakit karşılığı)		236.233.745		152.750.000
8- Emisyon Primi		269.324		-
B- KAYNAK KULLANIMLARI		1.891.367.071		1.035.955.498
1- Faaliyet Zararından Dolayı Kaynak Kullanımı		-		-
a- Faaliyet Zararı	-		-	
b- Amortismanlar (-)	-		-	
c- Fon çıkışı Gerektirmeyen Diğer Giderler (+)	-		-	
d- Fon Girişi Sağlamayan Gelirler (-)	-		-	
2- Olağanüstü Zarardan Dolayı Kaynak Kullanımı		(50.169.743)		-
a- Olağanüstü Zarar	(70.011.673)		-	
b- Fon Çıkışı Gerektirmeyen Giderler (+)	82.938.103		-	
c- Fon Girişi Sağlamayan Gelirler (-)	(63.096.173)		-	
3- Ödenen Vergi ve Benzerleri		-		-
4- Ödenen Temettüler		-		-
5- Dönen Varlıkların Tutarında Artış		517.628.767		223.361.433
6- Duran Varlıkların Tutarında Artış		1.423.908.047		812.594.065
7- Kısa Vadeli Borçlarda Azalış		-		-
8- Uzun Vadeli Borçlarda Azalış		-		-
9- Sermayede Azalış		-		-
NET İŞLETME SERMAYESİNDEKİ DEĞİŞİM				
Net İşletme Sermayesinde Artış		-		-
Net İşletme Sermayesinde Azalış		(712.726.879)		(175.469.754)

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 ARALIK 2001 VE 2000 TARİHLERİNDE SONA EREN YILLARA AİT
NAKİT AKIM TABLOLARI

(Birim-Milyon TL)

	Cari Dönem 31 Aralık 2001		Önceki Dönem 31 Aralık 2000	
A- DÖNEM BAŞI NAKİT MEVCUDU		228.419.646		129.983.696
B- DÖNEM İÇİ NAKİT GİRİŞLERİ		3.665.402.267		2.176.530.183
1- Satışlardan Elde Edilen Nakit		1.979.245.272		1.365.699.976
a- Net Satış Hasılatı	2.182.215.030		1.428.145.666	
b- Alacaklardaki (Satışlardan Kaynaklanan) Azalışlar	-		-	
c- Alacaklardaki (Satışlardan Kaynaklanan) Artışlar (-)	(202.969.758)		(62.445.690)	
2- Diğer Faaliyetlerden Gelirler ve Karlardan Dolayı Sağlanan Nakit		317.488.183		68.866.814
3- Olağanüstü Gelir ve Karlardan Sağlanan Nakit		43.604.937		22.602.945
a- Olağanüstü Gelirler ve Karlar	125.835.051		22.602.945	
b- Nakit Girişi Gerektirmeyen Gelirler ve Karlar (-)	(82.230.114)		-	
4- Kısa Vadeli Borçlardaki Artış (Alımlarla İlgili Olmayan)		406.398.170		162.095.050
a- Menkul Kıymet İhraçlarından	-		-	
b- Alınan Krediler	287.193.084		113.890.747	
c- Diğer Artışlar	119.205.086		48.204.303	
5- Uzun Vadeli Borçlardaki Artış (Alımlarla İlgili Olmayan)		682.162.636		404.515.398
a- Menkul Kıymet İhraçlarından				
b- Alınan Krediler	682.162.636		404.515.398	
c- Diğer Artışlar	-		-	
6- Sermaye Arttırımından Sağlanan Nakit		236.233.745		152.750.000
7- Hisse Senedi İhraç Primlerinden Sağlanan Nakit		269.324		-
8- Diğer Nakit Girişleri		-		-
C- DÖNEM İÇİ NAKİT ÇIKIŞLARI		3.524.446.485		2.078.094.232
1- Maliyetlerden Kaynaklanan Nakit Çıkışı		578.083.941		446.042.512
a- Satışların Maliyeti	1.384.677.864		810.548.010	
b- Stoklardaki Artış	-		7.310.961	
c- Borçlardaki(Alımlardan Kaynaklanan) Azalış	-		-	
d- Borçlardaki(Alımlardan Kaynaklanan) Artış (-)	(262.207.275)		(83.001.044)	
e- Nakit Çıkışı Gerektirmeyen Giderler (-)	(543.715.420)		(288.815.415)	
f- Stoklardaki Azalış (-)	(671.228)		-	
2- Faaliyet Giderlerinden Dolayı Nakit Çıkışı		464.503.674		407.055.815
a- Araştırma ve Geliştirme Giderleri	-		-	
b- Pazarlama Satış ve Dağıtım Giderleri	334.339.590		282.481.232	
c- Genel Yönetim Giderleri	238.055.441		162.279.590	
d- Nakit Çıkışı Gerektirmeyen Giderler (-)	(107.891.357)		(37.705.007)	
3- Diğer Faaliyetlerden Giderler ve Zararlardan Dolayı Nakit Çıkışı		16.018.041		4.968.209
a- Diğer Faaliyetle ilgili Giderler ve Zararlar	39.589.154		29.937.900	
b- Nakit Çıkışı Gerektirmeyen Giderler ve Zararlar (-)	(23.571.113)		(24.969.691)	
4- Finansman Giderlerinden Dolayı Nakit Çıkışı		847.329.567		291.158.982
5- Olağanüstü Giderler ve Zararlardan Dolayı Nakit Çıkışı		126.136.987		1.074.348
a- Olağanüstü Giderler ve Zararlar	195.846.725		111.465.053	
b- Nakit Çıkışı Gerektirmeyen Giderler ve Zararlar (-)	(69.709.738)		(110.390.705)	
6- Duran Varlık Yatırımları Nedeni ile Nakit Çıkışı		1.423.908.047		812.594.065
7- Kısa Vadeli Borçların Anapara Ödemeleri (Alımlarla ilgili Olmayan)		-		-
a- Menkul Kıymet Anapara Ödemeleri	-		-	
b- Diğer Ödemeler	-		-	
8- Uzun Vadeli Borçların Anapara Ödemeleri (Alımlarla ilgili Olmayan)		-		-
a- Menkul Kıymet Anapara Ödemeleri	-		-	
b- Diğer Ödemeler	-		-	
9- Ödenen Vergi ve Benzerleri		-		-
10- Ödenen Temettüler		-		-
11- Diğer Nakit Çıkışları		68.466.228		115.200.301
D- DÖNEM SONU NAKİT MEVCUDU		369.375.428		228.419.647
E- NAKİT ARTIŞ VEYA AZALIŞI		140.955.782		98.435.951

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ
31 ARALIK 2001 VE 2000 TARİHLERİNDE SONA EREN YILLARA AİT
SATIŞLARIN MALİYETİ TABLOLARI

(Birim -Milyon TL)

		Cari Dönem 31 Aralık 2001		Önceki Dönem 31 Aralık 2000	
	ÜRETİM FAALİYETİ				
A-	Dolaysız İlk Madde ve Malzeme Giderleri		-		-
B-	Dolaysız İşçilik Giderleri		-		-
C-	Genel Üretim Giderleri		-		-
D-	Yarı Mamül Kullanımı		-		-
	1- Dönem Başı Stok (+)	-		-	
	2- Dönem Sonu Stok (-)	-		-	
	ÜRETİLEN MAMÜL MALİYETİ				
E-	Mamül Stoklarında Değişim		-		-
	1- Dönem Başı Stok (+)	-		-	
	2- Dönem Sonu Stok (-)	-		-	
	3- İç Tüketim (-)	-		-	
F-	Ticari Faaliyet		42.422.280		26.253.648
	1- Dönem Başı Emtia Stoku (+)	13.467.239		6.156.278	
	2- Dönem İçi Alışlar (+)	41.002.428		33.564.609	
	3- Dönem Sonu Emtia Stoku (-)	(12.047.387)		(13.467.239)	
H-	Satılan Hizmet Maliyeti		1.342.255.584		784.294.362
I-	SATIŞLARIN MALİYETİ		1.384.677.864		810.548.010

Turkcell İletişim Hizmetleri Anonim Şirketi'nin 31 Aralık 2001 ve 2000 Tarihlerinde Sona Eren Hesap Dönemlerine Ait Bağımsız Denetim Raporu

Turkcell İletişim Hizmetleri Anonim Şirketi'nin (Şirket) 31 Aralık 2001 ve 2000 tarihleri itibariyle düzenlenmiş bilançolarını ve bu tarihlerde sona eren hesap dönemlerine ait gelir tablolarını incelemiş bulunuyoruz. İncelememiz, genel kabul görmüş denetim ilke, esas ve standartlarına göre yapılmış ve dolayısıyla hesap ve işlemlerle ilgili olarak muhasebe kayıtlarının kontrolü ile gerekli gördüğümüz diğer yöntem ve teknikleri içermiştir.

13 No.'lu bilanço dipnotunda açıklandığı gibi, Şirket'in Türk Telekomünikasyon A.Ş. ile imzalamış bulunduğu Şebekelerarası İrtibat ve İşbirliği Sözleşmesi'nin arabağlantı hesaplaşmaları ile ilgili konuları içeren İlave 1A maddesi, Elektrik Mühendisleri Odası'nın Türk Telekomünikasyon A.Ş. aleyhine açmış olduğu dava neticesinde iptal edilmiştir. Şirket, ilişikteki mali tablolarda, söz konusu husus ile ilgili herhangi bir karşılık ayırmamıştır.

Görüşümüze göre, söz konusu mali tablolar, yukarıda bahsedilen hususun yapabileceği etkiler dışında, Turkcell İletişim Hizmetleri Anonim Şirketi'nin 31 Aralık 2001 ve 2000 tarihlerindeki gerçek mali durumunu, ve bu tarihlerde sona eren hesap dönemlerine ait gerçek faaliyet sonucunu, mevzuata ve Sermaye Piyasası Kurulu tebliğlerinde belirlenen genel kabul görmüş muhasebe ilkelerine uygun olarak doğru bir biçimde yansıtmaktadır.

Raporumuza şartlı görüş getirmemekle birlikte, 13 No.'lu bilanço dipnotunda açıklandığı gibi, Şirket'in 31 Aralık 2001 tarihi itibariyle kısa vadeli borçlarının dönen varlıklarından 955,465,908 milyon TL daha fazla olmasına ve 31 Aralık 2001 tarihi itibariyle birikmiş zararlarının 751,591,219 milyon TL olmasına dikkatinizi çekmek isteriz. İlişikteki mali tablolar, bu hususlar nedeniyle gerekli olabilecek herhangi bir düzeltmeyi içermemektedir.

İstanbul,
7 Mart 2002

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik A.Ş.

Cevdet Suner
Sorumlu Ortak, Başdenetçi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. FIXED AND OTHER CAPITAL ASSETS			
Intangible assets			
residual value:	010	336.0	447.0
initial value	011	549.0	782.0
depreciation	012	213.0	335.0
Uncomplited constractions	020	82,346.0	89,912.0
Fixed capital			
residual value	030	695,558.0	662,338.0
initial value	031	1,702,266.0	1,715,761.0
depereciation	032	1,006,708.0	1,053,423.0
Long-term financial investment			
that accounted under method of sharing in the capital of other enterp.	040	7,675.0	7,527.0
other financial investments	045	106.0	106.0
Long-term accounts payable	050	0.0	0.0
Delay tax assets	060	0.0	0.0
Other capital assets	070	0.0	0.0
Section 1 total	**080**	**786,021.0**	**760,330.0**
2. WORKING ASSETS			
Inventories:			
production inventories	100	146,814.0	161,475.0
Animals under growing and feeding	110	4,0	0.0
Uncompleted production	120	1.0	43.0
Finished products	130	24.0	79.0

Goods	140	84.0	91.0
Promissory notes received	150	0.0	57,077.0
Settlements with debtors for goods, works, services:			
purchase value	160	2,298,782.0	2,777,680.0
sale value	162	2,298,782.0	2,777,680.0
reserve of doubtful debts	162	0.0	0.0
Settlements with debtors:			
with the budget	170	2,190.0	5.0
on granted advance	180	2,874.0	31,814.0
on taxation payments	190	0.0	0.0
of internal settlements	200	0.0	0.0
with other debtors	210	29,116.0	37,402.0
Short-term financial investment	220	0.0	0.0
Monetary funds and settlements			
settlement account	230	5,401.0	19,478.0
currency account	240	0.0	0.0
other monetary funds	250	42,878.0	80,170.0
Section 2 total	**260**	**2,528,168.0**	**3,165,314.0**
3. EXPENCES OF FUTURE PERIODS	**270**	**237.0**	**80.0**
BALANCE (Summ of rows 080, 260, 270)	**280**	**3,314,426.0**	**3,925,724.0**

LIABILITIES	Row code	At the beginn of the year	At the end of the year
1	2	3	4
1. SOURCES OF OWN FUNDS AND THEIR EQUIVAVALENTS			
Charter fund (capital)	300	98,100.0	98,100.0
Share capital	310	0.0	0.0
Additional invested capital	320	0.0	0.0
Other additional capital	330	734,488.0	731,509.0
Reserve capital	340	12,590.0	15,388.0
Undistributed profit (uncovered losses)	350	(74,970.0)	(133,592.0)
Unpaid capital	360	0.0	0.0
Withhold capital	370	0.0	0.0
Section 1 capital	**380**	**770,208.0**	**711,355.0**
2. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0.0	0.0
Other providings	410	0.0	0.0
Target - oriented financing	420	0.0	0.0
Sections 2 total	**430**	**0.0**	**0.0**
3. LONG - TERM LIABILITIES			
Bank loans	440	118,618,0	123,486.0
Other finance liabilities	450	0.0	24,199.0
Deferred tax indebtedness	460	0.0	0.0
Other liabilities	470	2,829.0	2,294.0
Section 3 total	**480**	**121,447.0**	**149,979.0**
4. SETTLEMENTS AND OTHER SHORT - TERM LIABILITIES			
Bank loans	500	0.0	0.0
Current debts	510	30,248.0	6,049.0

Issued notes	520	13,656.0	137,523.0
Settlements with creditors for goods, works and services	530	1,912,583.0	2,093,366.0
Settlements with creditors:			
with respect to advance payments reseived	540	1,163.0	2,355.0
with the budget	550	325,556.0	486,923.0
with respect to non-budgetary payments	560	73,664.0	110,018.0
with respect to insurance	570	1,782.0	1,615.0
with respect to salaries	580	4,000.0	3,543.0
with participants	590	1,636.0	28,194.0
with subsidiaries	600	37,644.0	0.0
Other short - term liabilities	610	20,839.0	136,412.0
Section 4 total	**620**	**2,422,771.0**	**3,064,390.0**
5. REVENUES OF FUTURE PERIODS	**630**	**0.0**	**0.0**
BALANCE (Sum of rows 380, 430, 480,620,)	**640**	**3,314,426.0**	**3,925,724.0**

Financial statements of the Company were prepared pursuant to the applicable legislation of Ukraine.

Recognition and depreciation of the fixed assets and intangible assets.

The fixed assets are reflected in the accounting books by actual expences for their aquisition, delivery, installation, construction and production. Depreciation of the fixed assets is accounted in accordance with the Ukrainian tax legislation. In 2000 norms and methods of depreciation are used in accordance with the Law of Ukraine "On the Tax Income of the Enterprise", dated 22 April 1997, No. 283/97 - VR. To the norms of depreciation adjusted decreasing indicator 0,8 pursuant to the requirements of applicable legislation.

Inventories.

Inventories include raw materials and materials, purchased semi-finished products, fuel, spare parts, uncompleted construction, package, final products, goods for resale stored at a warehouse. Inventories are accounted under their cost value. Cost value of inventories includes expenses for purchase, delivery and processing.

Accounts receivable.

State enterprise "Energorynok" is the main debtor of Dniproenergo. Its indebtedness at the end of the reported period constituted 2,593,729,000.00 UAH. Accounting of reserve of doubtful debts of the main debtor have not been carried out. During last years Energorynok accounted settlements for consumed electricity with mark "last debts", in resalt of this OJSC "Dniproenergo" had not writing off debts to the suit statute of limitation. This fact leads to the impossibility of the recognition of the indicator of doubtful receivable debts pursuant to the recommendation of the Ministry of Finance of Ukraine as for the recognition of doubtful debts. The Ministry of Finance of Ukraine opened a credit line equaled USD $65,400 thousand. OJSC "Dniproenergo" commenced to use such funds, received by the credit line in March 1997 and as of 1 December 2000. Total sum of liabilties is constituted USD $22,393 thousand. The credit should be repaid commencing from 15 May 2002 during 17 years, including grace period - 5 years. Each six months after the said date the Company should pay USD $933 thousand until full repayment. 1 May and 1 October are the dates of repayment of interest and commission fees. The base LIBOR rate is the persantage rate plus total spread LIBOR as for the date of repayment of interests. Commission fees constitute 0,25% per annum of the amount of the unused sum of credit line.

30 August 2000 the OJSC "Dniproenergo" received credit from the OJSC "State Saving Bank of Ukraine" equiled 6,149,641,03 UAH under documentary credit, standed out in favor of the "Tandem engineering LTD". Pursuant to the agreement, the OJSC "Dniproenergo" repays to the bank interests for using of credit at the rate of 27% per annum of the amount of main sum of debt by equal parts during term of paying off. Terminate date of repayment of this credit is 31 August 2001. Said credit is secured by the mortgage agreement No. 4/31/3, dated 31 August 2000 on the total sum UAH 28,257,452,00.

01 November 2000 the OJSC "Dniproenergo" received credit from OJSC "State Saving Bank of Ukraine" equiled 38,800,000,00 UAH for payment of indebtedness of the OJSC "Dniproenergo" to the Corporation "Itera Energy International LLC". Pursuant to the contract, the OJSC "Dniproenergo" repays to the bank interests for using of credit at the rate of 27 % per annum and the main sum of debt by equal parts. Firstly termination date of said credit have been determined as of 31 January 2001, but the contract was prolonged by the 31 July 2001. The credit is secured by the mortgage agreement No. 9/31/3, dated 01 November 2000, equaled UAH 82,100,000,00.

10 November 2000 the OJSC "Dniproenergo" received credit from the Zaporizhia central branch of "Prominvestbank", equaled UAH 28,800,000,00 for redemption of indebtedness of the OJSC "Dniproenergo" to the Corporation "Itera Energy International LLC". Pursuant to this contract, the OJSC "Dniproenergo" repays to the bank interests for using of credit, at the rate of 35% per annum of the amount of main sum of the debt. The credit should be repaid 27 July 2001.This credit is secured by the mortgage agreement No.763-00, dated 10 November 2000, equaled UAH 300,000,000,00.

As of 31 December 2001 accounts payable consisted of debts for coal and gas, supplied by mines and gas companies.

Other current liabilities consisite of accounted salary, received advance payments and other current liabilities.

There is great risk for the OJSC "Dniproenergo" of additional expenses for paying off penalties for non-sunctional usage of fuel of the State Reserve. Pursuant to the Law of Ukraine "On the State Reserve", dated 18 November 1997, No. 642/97-VR, fine is 100% of the cost of used fuel, plus 0,5% penalty of the cost of used fuel for every day untill repayment.

As of 01 January 2001 OJSC "Dniproenergo" didn't have property insuarance, securing as for stealing and irregularity in business activity or other forms of insuarance of the industrial capacities or for the enterprise.

Manager	______________ [signature]	**Serhiy Andriyovych Popov**
Chief accountant	______________ [signature]	**Anatoliy Mykhailovych Huschyn**

Appendix 3

to the Accounting Form (standard)

2001 FINANCIAL RESULTS REPORT

		CODES
	Form No. 2 as to DKUD	1801004
	Date (year, month, day)	2000\12\31
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
State management authority:	as to SPODU	06024
Branch: industrial	as to ZKGNG	11110
Type of economic activity:	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Products sales proceeds (goods, works, services)	010	2,018,746.0	2,221,902.0
Value added tax	015	(248,154.0)	(35,833.0)
Exsice duty	020	0.0	0.0
	025	0.0	0.0
Other use of profit	`030	0.0	0.0
Net profit of sold products (work, services)	035	1,770,592.0	2,186,069.0
Costs for production of sold products (work, services)	040	(1,562,625.0)	(1,745,243.0)
Sales results	050	207,967.0	440,826.0
Losses	055	0.0	0.0

Other operational revenues	060	68,465.0	37,411.0
Administrative expenses	070	(10,554.0)	(14,776.0)
Commercial costs	080	(109.0)	(7.0)
Other operational costs and expenses	090	(131,112.0)	(1,584,136.0)
Financial results of operational activity: profit	100	134,657.0	0.0
Losses	105	0.0	1,120,682.0
Revenues from sharing in the capital	110	0.0	0.0
Other financial revenues	120	0.0	6.0
Other revenues	130	3,945.0	1,208.0
Financial losses	140	(11,486.0)	(9,690.0)
Losses from sharing in the capital	150	(297.0)	0.0
Other losses	160	(6,085.0)	(1,735.0)
Financial results of usual activity: total profits	170	120,734.0	0.0
total losses	175	0.0	1,130,893.0
Profit tax	180	(65,774.0)	(112,288.0)
Financial results of usual activity:balance sheet profit	190	54,960.0	0.0
balance sheet losses	195	0.0	1,243,781.0
Unusual profits	200	0.0	0.0
losses	205	0.0	0.0
Tax from unusual profits	210	0.0	0.0
Net: profit	220	54,960.0	0.0
losses	225	0.0	1,243,181.0

2. Production Costs (Turnover Costs)

Description	Row code	Accounting year	Past year
1	2	3	4
Material costs	230	1,348,396.0	1,458,209.0
Salary expenses	240	45,919.0	40,935.0
Allocations for social arrangements	250	16,677.0	15,351.0
Depreciation	260	48,463.0	78,116.0
Other costs	270	120,925.0	1,724,108.0
Total	280	1,580,380.0	3,316,719.0

2. Profitability of shares

Description	Row code	Accounting year	Past year
1	2	3	4
Quantity of common shares	300	3,923,998.0	3,923,998.0
Adjusted quantity of common shares	310	0.0	0.0
Net profit per one common share	320	14.00612	0.0
Adjusted net profit per one share	330	0.0	0.0
Dividents per one common share	340	7.00000	28.24000

In result of business activity in 2000 tax profit constitutes UAH 120 734 000. Net profit constitutes UAH 54 960 000. As of 2000 year profitability of the enterprise constitutes 7,6%. Profitability of electric power output constitutes 14,8%, of heat supply - 11,2%

Manager [signature]

[seal]

Chief Accountant [signature]

Appendix 4

to the Accounting Form (standard)

		CODES
	Date (year, month, day)	2001\12\01
Enterprise: **the OJSC "Dniproenergo"**	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
State management authority: Minenergo of Ukraine	as to SPODU	0624
Branch: industrial	as to ZKGNG	11110
Type of business activity: thermal power plants	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

2000 FUNDS FLOW REPORT

Form No.3

DKUD Code 1801004

Article	Code	For reported year		For previous year	
		Proceeds	Expense	Proceeds	Expenses
1	2	3	4	5	6
1. Flow of funds as a result of operational activities					
Profits (loss) from general activity before tax payment	010	120,734.0	0.0	0.0	(1,130,893.0)
Adjustment for:					
fixed assets depretiations	020	48,463.0	X	78,116.0	X
increased (decreased) security	030	0.0	0.0	0.0	0.0
profit (loss) from unrealised switch rates	040	0.0	0.0	0.0	0.0
profit (loss)from non-operational activities	050	2,437.0	0.0	0.0	(10,211.0)

Interest payment expenses	060	11,486.0	X	8,528.0	X
Profit (loss) from operational activities prior to change in frequent circulating assets	070	183,120.0	0.0	0.0	(1,054,460.0)
Decreased (increased):					
circulating assets	080	0.0	622,918.0	0.0	52,907.0
deferred expenses	090	157.0	0.0	0.0	183.0
Increased (decreased):					
current liabilities	100	532,032.0	0.0	1,078,237.0	0.0
deferred incomes	110	0.0	0.0	0.0	0.0
Cash funds from operational activity	120	92,391.0	0.0	0.0	29,313.0
Paid:					
interest	130	X	2,190.0	X	5,244.0
profit tax	140	X	111,236.0	X	18,643.0
Net flow of funds prior to emergency events	150	0.0	21,035.0	0.0	53,203.0
Flow of funds from emergency events	160	0.0	0.0	0.0	0.0
Net flow of funds from operational activities	170	0.0	21,035.0	0.0	53,203.0
2. Flow of funds as a result of investment activities					
Sale of:					
financial investments	180	0.0	X	3.0	X
fixed assets	190	95.0	X	30,765.0	X
property complexes	200	0.0	0.0	0.0	0.0
Received:					
interest	210	0.0	X	6.0	X
dividends	220	0.0	X	0.0	X
Other proceeds	230	0.0	X	0.0	X
Acquisition of:		0.0	X	0.0	X

financial investments	240	X	116.0	X	7,393.0
fixed assets	250	X	11,012.0	X	5,568.0
property complexes	260	X	0.0	X	0.0
Other payments	270	X	11,712.0	X	1,309.0
Net flow of funds from emergency events	280	0.0	22,745.0	16,504.0	0.0
Flow of funds from emergency events	290	0.0	0.0	0.0	0.0
Net flow of funds from investment activities	300	0.0	22,745.0	16,504.0	0.0
3. Flow of funds as a result of finansial activities					
Proceeds of own capital	310	0.0	X	396.0	X
Received loans	320	132,217.0	X	41,246.0	X
Other proceeds	330	0.0	X	0.0	X
Rerayments of loans	340	X	74,360.0	X	0.0
Paid dividends	350	X	0.0	X	406.0
Other payments	360	X	0.0	0.0	0.0
Net flow of funds prior to emergency events	370	57,857.0	0.0	41,236.0	0.0
Flow of funds from emergency events	380	0.0	0.0	0.0	0.0
Net flow of funds from financial activity	390	57,857.0	0.0	41,236.0	0.0
Net flow of funds for the reported period	400	14,077.0	0.0	4,537.0	0.0
Balance of funds for the beginning of year	410	5,401.0	X	632.0	X
Influence of currency rate changes on balanc of funds	420	0.0	0.0	0.0	0.0
Balance of fund at the end of year	430	19,478.0	X	5,169.0	X

Monetary funds include cash funds and on-demand deposits.

Balance of funds for the beginning of year	5,401,000.0 UAH
Received in total	1,452,279,000.0 UAH
including	
dispatched electric power and heat supply	1,297,071,000.0 UAH
Spended in total	1,438,202,000.0 UAH
Balance of funds at the end of the reported year	19,478,000.0 UAH

Manager [signature]

[seal]

Chief Accountant [signature]

File No. 82-4844

Appendix
to the Accounting Form (standard)

Enterprise: OJSC "Dniproenergo"
Territory: Zaporizka
State management authority: Minenergo of Ukraine
Branch (type of activity): Thermal power plants
Type of business : 11110
Measuring unit: thousand of hryvnias

	CODES		
Date (year,month,date)	2001	12	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1034		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

Report on the own capital
for 2000
Form No. 4

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	010	98,100.0	0.0	0.0	734,488.0	12,590.0	(74,970.0)	0.0	0.0	770,208.0
Adjustment:		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- change of accounting policy	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- correction of mistakes	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- other changes	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Adjusted residual at the beginning of the year	050	98,100.0	0.0	0.0	734,488.0	12,590.0	(74,970.0)	0.0	0.0	770,208.0
Revaluation of assets:										
- Additional evaluation of the fixed assets	060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of the fixed assets	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of uncomplited constructions	080	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of uncomplited constructions	090	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Additional evaluation of intangible assets	100	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Adjustment of the value of intangible assets	110	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Movement of special funds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

1	2	3	4	5	6	7	8	9	10	11
Net profit (loss) for the accounting period	**130**	0.0	0.0	0.0	0.0	0.0	54,960.0	0.0	0.0	54,960.0
Distribution of the profit:										
- Payments of the owners (dividends)	**140**	0.0	0.0	0.0	0.0	0.0	(-110,834.0)	0.0	0.0	(-110,834.0)
- Contribution of the profit into the charter capital	**150**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Deduction into reserve capital	**160**	0.0	0.0	0.0	0.0	2,748.0	(-2,748.0)	0.0	0.0	0.0
	170	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contributions of the participants:										
- Contributions into the capital	**180**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Repayment of indebtedness from the capital	**190**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Withholding the capital:										
- Redemption of the shares (participation interest)	**210**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Resale of the redeemed shares (participation interest)	**220**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Cancellation of the redeemed shares (participation interest)	**230**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Withholding shares of the capital	**240**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Decrease of nominal value of the shares	**250**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other shares of the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- Assets received free of charge	**270**	0.0	0.0	0.0	720.0	0.0	0.0	0.0	0.0	720.0
Dividend accrued upon share of DIF	**280**	0.0	0.0	0.0	-3,699.0	0.0	0.0	0.0	0.0	-3,699.0
Aggregate changes of the capital	**290**	0.0	0.0	0.0	-2,979.0	(2,748.0)	-58,622.0	0.0	0.0	-58,853.0
Balance at the end of the year	**300**	98,100.0	0.0	0.0	731,509.0	15,338.0	-133,592.0	0.0	0.0	711,355.0

The Charter Fund of the Company equals 98,099,950 UAH divided into 3,923,998 common registered shares with the nominal value of 25 UAH each. The structure of the share capital is as follows: the state owns 2,983,718 shares (76,04 %); individuals owns 221,717 shares (5,65%); legal entites own 718,563 shares (18,31%). Persons holding more than 5% of the Charter Fund are: the state represented by the State Property Fund of Ukraine - 76,04%; CJSC "Alfa Capital" - 8,6%.

Manager ____________ [signature] [seal] Serhiy Andriyovich Popov

Chief Accountant ____________ [signature] Anatoliy Mikhailovich Huschyn

Approved
by the order of Ministry of Finance of Ukraine
dated 29 October 2000, No.302

Enterprise: **OJSC "Dniproenergo"**
Territory: Zaporizka
Ownership: COLLECTIVE PROPERTY
State management authority: Minenergo of Ukraine
Branch (type of activities): Thermal power plants
Type of business activity
Measuring unit: thousand of hryvnias

Address: 2 Plotynna St., Zaporizhia

	CODES		
Date (year, month, date)	2001	1	1
as to EDRPOU	130872		
as to KOATUU	6024		
as to SPODU	1034		
as to ZKGNG	11110		
as to KVED			
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT

as of 2000 year

Form No.5

DKUD Code 1801008

1. Intengible assets

Groups of integible assets	Row code	Balance on the beginning of year		Received for the reported period	Overestimation (mark up+, mark down-)		Written off for the year		Accounted depreciation per year	Losses due to decreasing of usefulness per year	Other changes per year		Residue at the end of year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Rights for usage of natural resources	010	0.0	0.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0	0.0
Rights for usage of property	020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for trademarks	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rigts for objects of industry property	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Author's and continguous rigts	050	244.0	51.0	231.0	0.0	0.0	0.0	0.0	140.0	0.0	0.0	0.0	475.0	191.0
Goodwill	060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other intengible assets	070	305.0	162.0	44.0	0.0	0.0	44.0	44.0	26.0	0.0	0.0	0.0	305.0	144.0
Total	080	549.0	213.0	277.0	0.0	0.0	44.0	44.0	166.0	0.0	0.0	0.0	782.0	335.0

From 080 row, column 14	cost of intengible assets, restricted by the right of property	**(081)**	0.0
	cost of mortgaged intengible assets	**(082)**	0.0
	cost of intengible assets, created by the enterprise	**(083)**	0.0
From 080 row, column 5	cost of intengible assets, obtained due to target investments	**(084)**	0.0

2. Fixed assets

Groups of fixed assets	Row code	Residue at the beginning of year: prime (overestimated) cost	Residue at the beginning of year: depreciation	Receipts per year	Overestimation (mark up+, mark: prime (overestimated) cost	Overestimation: depreciation	Disbursements per year: prime (overestimated) cost	Disbursements per year: depreciation	Depreciation accounted per year	Losses due to decreasing of usefulness	Other changes per year: prime (overestimated) cost	Other changes per year: depreciation	Residue at the end of year: prime (overestimated) cost	Residue at the end of year: depreciation	Including: obtained under financial rent	Including: transmitted into operational	Including: prime (overestimated) cost	Including: depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
Land plots	100	834,173.0	356,683.0	12,300.0	0.0	0.0	805.0	444.0	20,591.0	0.0	53.0	-1.0	845,721.0	376,829.0	0.0	0.0	18,810.0	979.0
Major expences for improving of plots	110	829,376.0	625,383.0	2,457.0	0.0	0.0	642.0	620.0	25,045.0	0.0	-612.0	-618.0	830,579.0	649,190.0	0.0	0.0	937.0	862.0
Buildings, structures and transmission devices	120	17,306.0	10,492.0	0.0	0.0	0.0	366.0	328.0	1,355.0	0.0	340.0	330.0	17,280.0	11,849.0	0.0	0.0	143.0	106.0
Mashines and equipment	130	19,739.0	13,308.0	823.0	0.0	0.0	75.0	73.0	1,246.0	0.0	-234.0	-22.0	20,253.0	14,459.0	0.0	0.0	4.0	0.0
Means of transportation	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tools, devices, other facilities(furniture)	150	146.0	99.0	0.0	0.0	0.0	0.0	0.0	16.0	0.0	0.0	0.0	146.0	115.0	0.0	0.0	0.0	0.0
Working and productive animals	160	741.0	439.0	13.0	0.0	0.0	217.0	116.0	30.0	0.0	453.0	310.0	990.0	663.0	0.0	0.0	0.0	0.0
Perenial planties	170	176.0	156.0	8.0	0.0	0.0	1.0	1.0	9.0	0.0	0.0	1.0	183.0	165.0	0.0	0.0	0.0	0.0
Other fixed assets	180	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Librarian funds	190	609.0	148.0	0.0	0.0	0.0	0.0	0.0	5.0	0.0	0.0	0.0	609.0	153.0	0.0	0.0	609.0	0.0
Nonnegotiable matherial assets of little value	200	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Temporary (untitle) structures	210	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Natural resources	220	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Inventory package	230	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rental objects	240	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other nonnegotiable matherial assets	250	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	260	1,702,266.0	1,006,708.0	15,601.0	0.0	0.0	2,106.0	1,582.0	48,297.0	0.0	0.0	0.0	1,715,761.0	1,053,423.0	0.0	0.0	20,503.0	1,947.0

From row 260,column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by applicable legislation	(261)	885.0
	cost of mortgaged fixed assets	(262)	185.0
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction,so on)	(263)	0.0
	residual cost of fixed assets, excluded from exploitation for sale	(264)	0.0
	prime (overestimated) cost of totally depretiated fixed assets	(265)	0.0
From row 260, column 5	cost of fixed assets, acquired for the target financing	(266)	0.0
	cost of fixed assets,taking into operational leasing	(267)	1,835.0

3. Major investments

Name of indicator	Row code	Per year	At the end of year
1	2	3	4
Major construction projects	280	8,337.0	72,332.0
Aquisition (creation) of the fixed assets	290	2,491.0	181.0
Aquisition (creation) of other nonnegotiating materials assets	300	1.0	0.0
Aquisition (creation) of intengible assets	310	183.0	285.0
Forming of major herd	320	0.0	0.0
Other	330	0.0	5,437.0
Total	340	11,012.0	78,235.0

4. Financial investments

Name of indicator	Row code	Per year	At the end of year	
			longterm	current
1	2	3	4	5
A. Financial investments at the method of sharing in the capital of:				
associated enterprises	350	-148.0	898.0	0.0
subsidaries	360	0.0	6,629.0	0.0
joint-venture activity	370	0.0	0.0	0.0
B. Other financial investments in:		0.0	0.0	0.0
snares in the charter capital of other enterprises	380	0.0	0.0	0.0
shares	390	0.0	0.0	0.0
promissory notes	400	0.0	106.0	0.0
Other	410	0.0	0.0	0.0
Total (A+B)	420	-148.0	7,663.0	0.0

From the row 045 column 4 of the balance	Other longterm financial investments are reflected:		
	at the cost	(421)	106.0
	at the fair cost	(422)	
	at the depreciation cost	(423)	
From the row 220 column 4 of the balance	Current financial investments are reflected:		
	at the cost	(424)	
	at the fair cost	(425)	
	at the depreciation cost	(426)	

File No. 82 - 4844

5.Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	440	828.0	688.0
Operational course rate difference	450	93.0	3,674.0
Realization of other working assets	460	6,266.0	6,176.0
Fines, penalties,forfeits	470	53.0	107,727.0
Providing of objects of housing-communal and social-cultural designited	480	4,904.0	18,372.0
Other operational incomes and expenses	490	56,321.0	-5,525.0
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	500	0.0	34.0
subsidaries	510	0.0	263.0
joint-venture activity	520	0.0	0.0
C. Other financial incomes and expenses			
Dividends	530	0.0	x
Interests	540	x	11,486.0
Financial rent of assets	550	0.0	0.0
Other financial incomes and expenses	560	0.0	0.0
D. Other incomes and expenses			
Realization of financial investments	570	0.0	0.0
Realization of nonnegotiable assets	580	95.0	260.0
Realization of property	590	0.0	0.0
Nonoperational course rate difference	600	0.0	5,561.0
Free obtained assets	610	151.0	x
Writting off of nonnegotiable assets	620	x	264.0
Other incomes and expenses	630	3,699.0	1,662,647.0

Barter's settlements with goods (works,services)	(631)	**484,609.0**
Part of income from sale of goods (works, services) under barter contracts with concerned parties	(632)	**%**

6. Monetary funds

Name of indicator	Row code	At the end of year
1	2	3
Cash fund	640	3.0
Current account of the bank	650	19,464.0
Other accounts in the bank (documentary credits,check book)	660	1.0
Monetary funds coming	670	0.0
Equivalents of monetary funds	680	10.0
Total	690	19,478.0

From row 070 column 4 of the Balance   Monetary funds, that are restricted in usage   (691)

7. Securing

Types of securities	Row code	Residue of securing at the beginning of year	Increasing of securing		Sum of securing, that are used per period	Unused sum of securing	Sum of expected reccurencing of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of securing	additional counting out				
1	2	3	4	5	6	7	8	9
Securing for paying out of vacation for stu	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for additional pension providing	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securing of future expenses for providing liabilities as pur hard contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	780	0.0	0.0	0.0	0.0	0.0	0.0	0.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation per year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	800	38,627.0	0.0	0.0
Bought semi-finished products and completing goods	810	0.0	0.0	0.0
Fuel	820	21,534.0	0.0	0.0
Package and package material	830	47.0	0.0	0.0
Building materials	840	0.0	0.0	0.0
Spare parts	850	99,394.0	0.0	0.0
Materials of agricultural disagnition	860	1.0	0.0	0.0
Animals in growing up and falten up	870	0.0	0.0	0.0
Objects of little value and rapidly wearing	880	1,872.0	0.0	0.0
Production in processing	890	43.0	0.0	0.0
Finished products	900	79.0	0.0	0.0
Goods	910	91.0	0.0	0.0
Total	920	161,688.0	0.0	0.0

From row 920 column 3	Balance cost of inventories:		
	refrlecting under sale cost	(921)	161,206.0
	transmitted into processing	(922)	45.0
	taking into mortgage	(923)	224.0
	transmitted into comission	(924)	0.0
Assets under responsible storage - account 02		(925)	279,293.0

*estimated pursuant to the item 28 of Accounting Form (standard) of applicable regulation

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	940	2,777,680.0	10,241.0	2,599.0	1,978.0
Other current accounts receivable	950	37,420.0	6,636.0	11,798.0	10,673.0

Written off receivable debts in the reported period **(951)** **2120.0**

10. Arreas and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arreas and losses per year	960	4.0
Recognized indebtedness of guilty persons in the reported period	970	1.0
Amount of arreas and loses, last decesion as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	980	38.0

Manager __________ [signature] **Serhiy Andriyovich Popov**

Chief accountant __________ [signature] **Anatoliy Mykhailovych Huschyn**

STATE STATISTICS INFORMATION

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
	00130872	06024	11110		20		1034			0

Ministry (department), MDO, concern, association
MINENERGO OF UKRAINE
Organization
Open Joint Stock Company "Dniproenergo"
Address
2 Plotynna Street, Zaporizhia, Zaporizka oblast, 69096
Form of ownership
COLLECTIVE OWNERSHIP
Type of activity
THERMAL POWER PLANTS

Form No. 2 - Б urgent (quarterly, annual)
As approved by order No. 190 of the Ministry of Statistics of Ukraine
dated 29 July 1997

To be submitted by all associations, enterprises, banks, insurance and other organizations to the statistics authority at the place of location (except for institutions financed from the budget). Quartely statements are to be submitted by 21th day after the report quarter; annual statements - by 8 February.

REPORT ON ISSUE, SALE AND CIRCULATION OF SECURITIES
for January - Dacember 2000

Section I. Issue and placement of securities by the issuer

	Row code	Existence on the beginning of a year	Issued for the reported period	Total existing and issued for the reported period	Placed on the beginning of a year			
					Total	including		
						legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	111,756.0	1,273,399.0	1,385,155.0	111,756.0	106,213.0	5,543.0	0.0
including: shares	020	98,100.0	0.0	98,100.0	98,100.0	92,557.0	5,543.0	0.0
including: - common	021	98,100.0	0.0	98,100.0	98,100.0	92,557.0	5,543.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republican loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	13,656.0	1,273,399.0	1,287,055.0	13,656.0	13,656.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: charter funds at the beginning of year	080	98,100.0	X	X	X	X	X	X
at the end of the reported period	090	98,100.0	X	X	X	X	X	X

	Row code	Initially placed within the reported period				Placed in total			
		Total	Including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	1,273,399.0	1,273,399.0	0.0	0.0	1,385,155.0	1,379,612.0	5,543.0	0.0
including: shares	020	0.0	0.0	0.0	0.0	98,100.0	92,557.0	5,543.0	0.0
including: - common	021	0.0	0.0	0.0	0.0	98,100.0	92,557.0	5,543.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republication loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	1,273,399.0	1,273,399.0	0.0	0.0	1,287,055.0	1,287,055.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

		Own Securities of the Issuer								
		Total securities existing on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	including for personal privatization accounts		Total	including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	1,385,155.0	1,385,155.0	0.0	1,264,048.0	0.0	0.0	1,264,048.0	0.0	0.0
including: shares	110	98,100.0	98,100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98,100.0	98,100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republication loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	1,287,055.0	1,287,055.0	0.0	1,264,048.0	0.0	0.0	1,264,048.0	0.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
			Acquired within the reported period				
		Balance at the beginning of year	Total	Including for personal privatization account	Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
A	B	10	11	12	13	14	15
Total	100	0.0	136,757.0	0.0	72,047.0	64,710.0	0.0
including: shares	110	0.0	7,781.0	0.0	148.0	7,633.0	0.0
including: - common	111	0.0	7,781.0	0.0	148.0	7,633.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republican loans	121	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
Treasury bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	0.0	128,976.0	0.0	71,899.0	57,077.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0

SECTION III. AMOUNTS OF GROSS INVESTMENT IN THE FORM OF SECURITIES

		Securities of the resident issuer held by non-residents				
	Row code	Balance held by non-residents at the beginning of year	Aquired by non-residents within the reported period	Purchased from non-residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

		Securities of non-resident issuers held by resident				
	Row code	Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the end of the reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving sertificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Promissory notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

12 April 2001
Kovalyova T. G. (58-47-49)

Manager ____________ [signature] **Serhiy Andriyovych Popov**

Chief accountant ____________ [signature] **Anatoliy Mykhailovych Huschyn**